Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

02044624

Report of Foreign Issuer
Pursuant to Rule 13a-17 or 15d-17 of
the Securities Exchange Act of 1934

For the month of June 2002

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

Hideki Ishida
Managing Director
General Manager of
Business Systems Administration Group

Date: June 28, 2002

CRGH

THE NEW VALUE FRONTIER

KYOCERA

always ing better ways

2002
ANNUAL REPORT

Company Profile

Kyocera Corporation (the "Company") was founded in April 1959 by Dr. Kazuo Inamori, now Chairman Emeritus, and seven colleagues. The Company was built with a new ceramic technology they had developed and capital of ¥3 million.

In the years that have followed, Kyocera ("Kyocera" as a consolidated group) has used its materials expertise to expand into numerous high-tech fields—including electronics, telecommunications, metal processing, automotive components, medical and dental implants, and solar energy. As part of its long-term growth strategy, Kyocera is focusing on businesses that support telecommunications and information processing, environmental protection, and the quality of life.

During the year ended March 31, 2002, approximately 82% of Kyocera's revenue was derived from telecommunications- or information-related products. These ranged from end-user offerings, such as wireless phones and office machines, to network products, such as electronic and fiber-optic components, semiconductor parts and wireless local loop (WLL) systems.

Kyocera's material technologies offer great potential for environmental protection. Advanced crystal-processing expertise has made Kyocera a leading producer of solar cells and solar electric generating systems. Kyocera's pollution-reducing ceramic engine parts, filmless digital cameras and cartridge-free copiers and page printers further reflect its commitment to the environment and the well-being of future generations.

To enhance the quality of life, Kyocera has developed electronic and structural components for the medical industry. Additionally, as people live longer, Kyocera is striving to help them live better with such products as BIOCERAM medical and dental implants, recrystallized gemstones, high-quality cameras, video telephones, Internet-capable wireless handsets, and even telecommunications and multimedia services.

In the years to come, Kyocera will pursue continuous growth and high-value-added diversification using its abundant internal resources in materials, components, equipment, information technology (IT) solutions, services and networks. Through ongoing, customer-oriented research and development, we will fulfill our commitment to creating new technologies, products and markets that contribute to the advancement of society and mankind.

always seeking better ways

Forward-Looking Statements

Certain of the statements made in this annual report are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on the current assumptions and beliefs of Kyocera in light of the information currently available to it. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in Kyocera's markets, which are primarily Japan, North America, Europe, and Asia, including in particular China; exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which Kyocera makes significant sales; Kyocera's ability to launch innovative products and otherwise meet the advancing technical requirements of Kyocera's customers, particularly in the highly competitive markets for ceramics, semiconductor parts, and electronic components; and the extent and pace of future growth or contraction in IT-related markets around the world, including those for communications and personal computers (PCs). Such risks, uncertainties and other factors may cause Kyocera's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Kyocera undertakes no obligation to publicly update any forward-looking statements included in this annual report.

Contents

"To be a creative company that continues to grow" has always been Kyocera's mission, emphasizing our unswerving commitment to shareholders. As we plan our future by "always seeking better ways," contnuous growth will be a top priority.

2002

Financial Highlights

Kyocera Corporation and Consolidated Subsidiaries
Years ended March 31

	2002	2001	2000	**2002**
Net sales	**¥ 1,034,574**	¥ 1,285,053	¥ 812,626	**$ 7,778,752**
Net income	**31,953**	219,529	50,345	**240,248**
Earnings per share:				
Basic	**¥ 169.02**	¥ 1,161.20	¥ 265.72	**$ 1.27**
Diluted	**168.88**	1,157.83	265.34	**1.27**
Cash dividends declared per share:				
Per share of common stock	**60.00**	60.00	60.00	**0.45**
Total assets	**¥ 1,645,458**	¥ 1,728,056	¥ 1,217,158	**$ 12,371,865**
Stockholders' equity	**1,039,478**	1,022,065	798,450	**7,815,624**
Depreciation	**¥ 76,252**	¥ 67,096	¥ 53,546	**$ 573,323**
Capital expenditures	**54,631**	105,944	64,731	**410,759**

Notes: A) Yen in millions and U.S. dollars in thousands, except per share amounts.
B) U.S. dollar amounts have been translated at the rate of ¥133=US$1, the rate prevailing at March 31, 2002.


725,312
725,326
812,626
1,285,053
1,034,574
98
99
00
01
02

Net sales (Millions of Yen)


47,047
28,245
50,345
219,529
31,953
98
99
00
01
02

Net income (Millions of Yen)


247.05
148.41
265.34
1,157.83
168.88
98
99
00
01
02

Earnings per share (diluted) (Yen)



Kazuo Inamori, Chairman Emeritus   Kensuke Itoh, Chairman   Yasuo Nishiguchi, President

always ing better ways

Review of Fiscal 2002 Results

The global downturn across IT-related markets, which account for approximately 82% of Kyocera's net sales, had a serious effect on our results during fiscal 2002, ended March 31, 2002. As electronic equipment manufacturers reduced their production volumes and component inventory levels, demand for many Kyocera Group products fell sharply compared with the prior year. At the same time, Kyocera's earnings were also negatively affected by significant price erosion throughout its component product lines.

Despite these conditions, we strove unrelentingly to strengthen our business and earnings structure. We reduced our own inventories assiduously, implemented aggressive measures to boost profitability once demand recovers and focused more resources toward developing products that can help us achieve and maintain market leadership.

We also restructured each business unit to produce higher added value and achieve continuous growth over the medium and long term. Resulting one-time restructuring charges during this fiscal year totaled approximately ¥11,700 million ($88 million). The various reforms included consolidating production operations, reducing workforce levels at overseas subsidiaries and writing down inventories. At the same time, we made progress in reorganizing our Japanese manufacturing operations to optimize production efficiency, and we expanded production capacity at our various manufacturing plants in China.

Total consolidated net sales declined 19.5% from the prior year's record-setting results, to ¥1,034,574 million ($7,779 million). Consolidated profit from operations fell 75.1%, to ¥51,561 million ($388 million). Compared with fiscal 2001—which included significant one-time gains—income before income taxes and net income dropped 86.2% and 85.4%, respectively, to ¥55,398 million ($417 million) and ¥31,953 million ($240 million), respectively. Diluted earnings per share for the full fiscal year amounted to ¥168.88 ($1.27).

Excluding the one-time gains recorded in fiscal 2001, income before income taxes and net income declined 75.5% and 73.7%, respectively, in fiscal 2002.

For a more detailed analysis of our business performance and financial condition, please refer to pages 15–27 of this report.

Promoting High-Value-Added Diversification

We expect business conditions to remain severe in fiscal 2003. Our overall strategy remains one of value-added diversification to generate continuous growth over coming years and decades.

We believe in "always seeking better ways"—more innovative and efficient methods of R&D, manufacturing, marketing and sales—to generate high profitability through added value. This annual report illustrates some of the "better ways" we found to fulfill our commitment during the year.

to serve our shareholders 2002

This value-creation process consistently targets higher-margin business opportunities within every product segment. In addition to identifying new market niches and developing products to fill them, we also specifically develop new, higher-value-added products to lead markets in which we already compete. Specific actions to realize these strategic objectives are outlined below.

Expanding in China

One of Kyocera's fundamental profit strategies involves expanding its manufacturing in China. We established three new manufacturing bases in China during fiscal 2002 and are now well positioned to benefit as local demand grows.

The region around Shanghai serves as the center of our manufacturing operations in China for both the fine ceramics and electronic device groups. A strong operating base now manufactures a wide range of components there. We expect our expanding production in Shanghai to make Kyocera Group components more price-competitive in mobile phone handsets, PC-related equipment and optical communications infrastructure. This, in turn, will help boost earnings within our components operations.

Our equipment operations stand to benefit from two Chinese manufacturing bases established during fiscal 2002. In December 2001, we opened Kyocera Zhenhua Communication Equipment Co., Ltd. (KZC), a joint venture in the city of Kweiyang that will develop, manufacture, and market CDMA mobile phone handsets. KZC began producing handsets for the Chinese market in January 2002, coinciding with the launch of local CDMA mobile communications services. This move significantly expanded our global manufacturing network for CDMA handsets, which now includes production facilities in Japan, China, South Korea and the United States. By focusing our resources on the development, production and sale of these products, we plan to become the world leader in CDMA mobile phone handsets.

In December 2001, we established Kyocera Mita Office Equipment (Dongguan) Co., Ltd., a joint venture in Dongguan to manufacture and market information equipment. This plant will focus on expanding production of entry-level and mid-range copiers and printers. In April 2002, the Company's printer operations were integrated with the document solutions business of Kyocera Mita Corporation (KMC), a Japanese subsidiary. We plan to expand earnings by strengthening development capabilities, improving production efficiency, and seeking greater cost savings through increased local procurement.

To our shareholders

In addition to expanding production of components and equipment in China, we are refocusing our Japanese manufacturing bases toward new product development, pilot production, and designing state-of-the-art manufacturing lines to deliver higher added value. We will exploit all of our global capabilities to increase cost efficiency across our manufacturing operations while concentrating on ways to meet market and customer requirements in less time than ever.

The fast-growing Chinese market also represents a valuable opportunity for the Kyocera Group to supply products for local needs. We believe there is huge latent demand within China for many IT-related goods and that growth will be rapid. We are targeting several sectors of the Chinese market, including mobile communications and PC-related equipment, as well as consumer digital electronics. We aim to expand our market share by launching new products that rate highly in terms of both added value and cost-competitiveness.

Developing New Products and Markets

Our sales mix is dominated by products and services for the telecommunications and information processing industries—specifically, the mobile phone, optical communications, and PC-related markets. To achieve continuous growth, we are also devoting resources to new areas with promising potential. Again, our focus is on developing high-value-added products that can attain market leadership.

One area we consider promising involves applying telecommunications and information technology to automotive devices, including intelligent transport systems (ITS) and related equipment. We are expanding our presence in this sector by using our proprietary materials and technologies to develop components for ITS, navigation, safety, environmental protection and efficiency-enhancing equipment.

Environmental protection in general is another area where demand is growing rapidly. Solar power components and systems constitute one of our main contributions to this market. We plan to boost production capacity over the coming year as we seek market leadership in solar power generation systems.

We kindly ask all Kyocera shareholders and other stakeholders for your ongoing support and understanding as we continue in our quest to achieve continuous growth.

June 2002

Kazuo Inamori, Chairman Emeritus

Kensuke Itoh, Chairman

Yasuo Nishiguchi, President

Review of operations

200

Fine Ceramics Group


always








Sales (Yen in millions)
00 270,960
01 363,026
02 252,879

Fine Ceramic Parts
Fiber-optic network components
Parts for semiconductor fabrication equipment
Ceramic substrates
OA equipment components

Semiconductor Parts
Multilayer packages (SMD packages, MPU packages)
Metallized products
Organic packages

Consumer-Related Products
Solar energy products
Cutting tools
Dental and orthopedic implants (BIOCERAM)
Jewelry and applied ceramic products

20 0

Fiscal 2002 Consolidated Sales (in millions): ¥252,879 ($1,901); Down 30.3%

Declining demand from manufacturers of mobile phone handsets and PC-related equipment led to lower sales of many ceramic components, including surface-mount device (SMD) packages, MPU (microprocessor unit) packages, and semiconductor fabrication equipment components. In addition, the segment suffered from a sharp cutback in capital investment for optical communications infrastructure. This, combined with inventory corrections, led to plummeting demand for such key products as optoelectronic device packages, ceramic ferrules and optical isolators.

These steep declines were only partially offset by steady growth in sales of cutting tools for the automotive industry and photovoltaic modules for solar electric generating systems, mainly outside Japan.

Segment operating profit was significantly affected by a combination of reduced sales volumes and price erosion. Compared with fiscal 2001, operating profit fell 75.1%, to ¥22,582 million ($170 million).

Immediate Outlook and Strategy

Although net sales are expected to remain depressed due to further price declines in the first half of fiscal 2003, the second half is expected to bring some recovery within the mobile communications and PC-related markets. We nonetheless expect business conditions to remain tough throughout fiscal 2003. We are working to improve segment profitability through two major strategic initiatives:

1. Developing new products and markets
2. Ongoing expansion in China

Developing New Products and Markets

Although we cannot predict any firm recovery in the optical communications market before the end of calendar year 2002, we are continuing aggressive new product development to ensure robust growth once demand returns. These efforts focus on device packages and other fine ceramic components for optoelectronic applications. We are also developing new products for automotive and environmental applications, two vital markets in which advancing technology offers strong medium-term potential.

ITS is one such automotive application with strong sales potential. Specific ITS-related components currently in development include modules for millimeter-wave radar systems and engine control unit packages.

Further, rising awareness of global environmental concerns is creating broader demand for products and technologies that can reduce environmental burdens, including photovoltaic modules, solar electric generating systems, and ceramic components for reducing automotive exhaust emissions.

Ongoing Expansion in China

The Company's manufacturing bases in China already mass-produce SMD packages, ceramic ferrules and cutting tools. In the future, we intend to improve profitability through efficiencies gained by increasing production volumes and capacity utilization rates. We believe that expanding production in China will enable us to reduce manufacturing costs and establish global leadership in the fine ceramics market.

High-frequency modules




always
ing better ways








Sales (Yen in millions)
00 267,907
01 392,700
02 234,938

Capacitors
(ceramic capacitors, tantalum capacitots)
Timing devices (TCXOs, VCOs)
High-frequency modules
Thin-film products
(thermal printheads, LCDs)
Connectors

2002

Electronic Device Group

Fiscal 2002 Consolidated Sales (in millions): ¥234,938 ($1,767); Down 40.2%

The year began with a sharp slowdown in IT equipment and component markets worldwide. Sales of electronic devices tumbled as manufacturers found themselves confronted with reduced end-user demand and excess component inventories. Although orders revived slightly in the third quarter as Christmas sales boosted demand in some markets, component prices remained depressed. Consequently, revenues remained lackluster through the second half of the year.

Profits were reduced by multiple factors. The slump in component demand led to reduced capacity utilization, lowering our production efficiency at a time of declining unit prices. These factors were compounded by a number of one-time costs linked to business restructuring, including one-off charges related to personnel reductions and inventory write-downs at a U.S. subsidiary, AVX Corporation. The operating profit margin for the electronic device group consequently tumbled to 2.6%, from a robust 32.6% in fiscal 2001.

Immediate Outlook

We anticipate a gradual recovery in this segment beginning in fiscal 2003. In the mobile phone industry, where production plummeted during fiscal 2002, we believe component inventories have largely returned to levels considered normal in relation to manufacturing output. We also expect the introduction of new mobile phone services based on the CDMA2000 1x, GPRS and other protocols to buoy demand. In the personal computer and digital AV equipment markets, where demand has also bottomed out, we expect a similar recovery during fiscal 2003. Even so, downward pressure on component unit prices is unlikely to abate, which suggests that overall business conditions will remain harsh. Any optimism for a vigorous rebound in sales during fiscal 2003 is therefore unwarranted.

Sales and Manufacturing Expansion in China

Faced with unrelentingly tough business conditions, we continue to strive for better global competitiveness, enhanced sales and improved profitability.

Rising price competition makes further cost reduction imperative. We consequently plan to boost our production capacity in Shanghai, China, for ceramic capacitors and temperature-compensated crystal oscillators (TCXOs) and are in the process of moving more production there from Japan.

In addition, China represents an excellent growth opportunity as a market for a wide range of Kyocera products. We plan to use our Chinese manufacturing facilities to our advantage in expanding sales there in the future.

New Products and Markets

Throughout this downturn, we have focused our R&D efforts on developing new ceramic modules and other high-value-added product lines. During fiscal 2003 and beyond, we hope to expand sales of high-performance capacitors, timing devices and antenna switch modules for next-generation mobile phones—particularly those employing the CDMA and GSM protocols.


Ceramic capacitors


always


Finecam S3x






Sales (Yen in millions)
00 215,105
01 467,362
02 478,293

Telecommunications Equipment
Cellular handsets and accessories
PHS-related products
(handsets, base stations)

Information Equipment
Page printers (ECOSYS)
Copiers
Faxes

Optical Instruments
Compact zoom cameras
SLR cameras and lenses
Digital cameras


2002

Equipment Group

Fiscal 2002 Consolidated Sales (in millions): ¥478,293 ($3,596); Up 2.3%

In the telecommunications equipment division, the new CDMA mobile phone handsets from Kyocera Corporation and Kyocera Wireless Corp. (KWC) led to increased sales both in Japan and the United States, respectively. However, Chinese import duties applied during this period led to reduced sales of PHS handsets in China. Consequently, total sales of telecommunications equipment declined slightly in relation to the prior year.

Information equipment sales increased as a result of successful marketing efforts and the introduction of new products for new segments of the printer and copier markets. Particular gains were made in sales to large corporate users outside Japan.

Sales of optical instruments also rose over the prior year, due mainly to increased shipments of digital cameras.

While operating profit improved in the information equipment division, operating profit from telecommunications equipment was constrained by one-time restructuring charges, due mainly to personnel reductions and inventory write-downs at KWC. As a result, operating profit for the segment as a whole fell 10.0%, to ¥26,013 million ($195 million).

To expand equipment group sales and profitability, Kyocera will implement the following strategic measures.

Immediate Outlook and Strategy

Telecommunications equipment

Kyocera continues to make progress toward its goal of becoming the world's leading manufacturer of mobile phone handsets employing the CDMA network protocol. In January 2002, we commenced handset production at KZC, our subsidiary in Guizhou, China, coinciding with the launch of China's new CDMA network services. Huge untapped demand exists for mobile phone services in China, and we are striving to attain leadership of the CDMA handset market there at an early stage.

In Japan, we plan to boost our share of the CDMA handset market through the KDDI Group following the launch of CDMA2000 1x handsets. In North America, we are expanding our product line and initiating aggressive promotional efforts to boost brand awareness on a long-term basis.

We will also strive to expand sales of PHS-related products outside Japan, particularly in China, while developing markets for high-speed wireless data communications systems using PHS base station technology. We expect increased sales from these efforts in the near future.

Information equipment

In April 2002, the Company's printer operations were completely transferred to our subsidiary Kyocera Mita Corporation (KMC). We expect the resulting synergies to facilitate improved profitability, with an immediate goal of achieving operating margins above 10%.

During fiscal 2002, we completed construction of a new factory in Dongguan, China. We plan to expand printer and copier production there during fiscal 2003, improving our price-competitiveness through reduced manufacturing costs and the efficiencies made possible by standardizing common components and engines.

Using our proprietary device technology, we will launch new printer and copier models that offer enhanced longevity and longer duty cycles. We expect these products to play a key role in expanding our market share in Japan, North America and Europe.

Optical instruments

Strategies for this sector will focus on expanding sales both of premium CONTAX cameras, which appeal to professional and serious amateur photographers, and miniature digital cameras designed for the broader consumer market. In addition, we plan to introduce digital camera devices for use with mobile phone handsets. We believe these initiatives will help generate improved profitability.



CDMA handset with GPS function


always
g better ways
8.3%
Sales (Yen in millions)
00 70,101
01 79,790
02 86,116

Telecommunications engineering
Network systems
IT solution services
Leasing services
Financial services

Others

Fiscal 2002 Consolidated Sales (in millions): ¥86,116 ($647); Up 7.9%

Due to cutbacks in capital investment from Japanese telecommunications carriers, Kyocera Communication Systems Co., Ltd. (KCCS), a subsidiary in Japan, experienced a decline in revenue from infrastructure-related construction services. However, KCCS's revenues from Internet data center operations rose substantially, and Kyocera Leasing Co., Ltd. (KLC) reported higher revenues from real estate-related business.

Outlook and Strategy

KCCS will strive to expand its mobile content-services business in the Application Service Provider market through its Internet data centers. In addition, KCCS plans to expand into a number of information systems-related markets outside Japan. At KLC, growth will continue to focus on credit financing services for solar power generation systems, alongside a wide range of other leasing services.

Financial section 2

Contents

Selected Financial Data

Kyocera Corporation and Consolidated Subsidiaries

(Yen in millions, U.S. dollars and shares in thousands, except per share amounts and exchange rates)(A)

	2002	2001	2000	1999	1998	2002
For the years ended March 31:						
Net sales	¥ 1,034,574	¥ 1,285,053	¥ 812,626	¥ 725,326	¥ 725,312	$ 7,778,752
Profit from operations	51,561	207,200	92,151	55,770	95,513	387,677
Income before cumulative effect of change in accounting principle	33,791	219,529	50,345	28,245	47,047	254,068
Net income	31,953	219,529	50,345	28,245	47,047	240,248
Earnings per share (B):						
Income before cumulative effect of change in accounting principle:						
Basic	¥ 178.74	¥ 1,161.20	¥ 265.72	¥ 148.41	¥ 248.34	$ 1.34
Diluted	178.59	1,157.83	265.34	148.41	247.05	1.34
Net income:						
Basic	169.02	1,161.20	265.72	148.41	248.34	1.27
Diluted	168.88	1,157.83	265.34	148.41	247.05	1.27
Weighted average number of shares outstanding:						
Basic	189,050	189,053	189,467	190,318	189,449	
Diluted	189,204	189,604	189,739	190,318	190,431	
Cash dividends declared per share (B):						
Per share of common stock	60.00	60.00	60.00	60.00	60.00	0.45
At March 31:						
Total assets	¥ 1,645,458	¥ 1,728,056	¥ 1,217,158	¥ 1,137,167	¥ 1,024,614	$12,371,865
Long-term debt	96,856	52,306	21,090	36,103	7,537	728,240
Common stock	115,703	115,703	115,703	115,703	115,703	869,947
Stockholders' equity	1,039,478	1,022,065	798,450	769,493	769,980	7,815,624
Depreciation	¥ 76,252	¥ 67,096	¥ 53,546	¥ 50,820	¥ 42,120	$ 573,323
Capital expenditures	54,631	105,944	64,731	58,373	66,944	410,759
Exchange rate (Yen=US$1):						
Period-end	¥ 132.70	¥ 126.00	¥ 103.00	¥ 118.00	¥ 133.00	
Average	125.05	110.96	110.67	128.49	123.58	
High	134.77	125.54	124.45	147.14	133.99	
Low	115.89	104.19	101.53	108.83	111.42	

(A) See Note 2 to The Consolidated Financial Statements.
(B) See Note 1 to The Consolidated Financial Statements.

Market Price and Dividend Data

For Voting Securities by Fiscal Quarter

	2002				2001			
	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Common Stock:								
Market price per share (A) – High	¥ 10,390	¥ 9,960	¥ 11,020	¥ 12,900	¥ 13,840	¥ 17,630	¥ 19,500	¥ 19,500
– Low	7,200	7,230	7,000	10,070	9,000	11,750	14,830	13,220
Cash dividends paid per share	–	30.00	–	30.00	–	30.00	–	30.00
American Depositary Share:								
Market price per share (B) – High	$ 77.74	$ 80.73	$ 87.61	$ 105.72	$ 116.66	$ 159.62	$ 186.60	$ 178.28
– Low	53.77	59.80	59.33	82.40	73.82	105.75	138.05	129.46
Cash dividends paid per share (C)	–	0.24	–	0.24	–	0.27	–	0.28

(A) Price on the Tokyo Stock Exchange
(B) Price on the New York Stock Exchange
(C) Translated into U.S. dollars based on the exchange rates at each payment date

(Yen, U.S. dollars and other currencies in millions, except per share amounts–See Note 2 to The Consolidated Financial Statements)

Results of Operations:

	% of sales			% change year-to-year	
	2002	2001	2000	**02/01**	01/00
Net sales	**100.0**	100.0	100.0	**(19.5)**	58.1
Cost of sales	**76.9**	69.1	72.1	**(10.4)**	51.6
Gross profit	**23.1**	30.9	27.9	**(39.7)**	75.0
Selling, general and administrative expenses	**18.1**	14.8	16.6	**(1.2)**	41.0
Profit from operations	**5.0**	16.1	11.3	**(75.1)**	124.8
Interest and dividend income	**0.7**	0.6	0.8	**(9.6)**	25.5
Interest expense	**(0.2)**	(0.2)	(0.1)	**–**	–
Foreign currency transaction gains (losses), net	**0.5**	0.7	(0.8)	**(44.8)**	–
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	**0.2**	0.2	(0.8)	**(29.4)**	–
Losses on devaluation of investment securities	**(0.6)**	(0.0)	(0.1)	**–**	–
Gain on stock issuance of an affiliate	**–**	13.6	–	**–**	–
Gain on sale of investment in a subsidiary	**–**	–	3.5	**–**	–
Write-off of assets related to "Iridium" business	**–**	–	(1.5)	**–**	–
Other, net	**(0.2)**	0.1	(0.3)	**–**	–
	0.4	15.0	0.7	**(98.0)**	–
Income before income taxes, minority interests and cumulative effect of change in accounting principle	**5.4**	31.1	12.0	**(86.2)**	310.6
Income taxes	**2.1**	12.4	5.1	**(86.7)**	284.9
Income before minority interests and cumulative effect of change in accounting principle	**3.3**	18.7	6.9	**(85.8)**	329.8
Minority interests	**(0.0)**	(1.6)	(0.7)	**–**	272.1
Income before cumulative effect of change in accounting principle	**3.3**	17.1	6.2	**(84.6)**	336.0
Cumulative effect of change in accounting principle-net of taxes	**(0.2)**	–	–	**–**	–
Net income	**3.1**	17.1	6.2	**(85.4)**	336.0

Sales

For the year ended March 31, 2002 (fiscal 2002), Kyocera's net sales declined 19.5% over fiscal 2001. The fall in sales was mainly due to decreased sales within the components business, which includes the fine ceramics and electronic device groups. This was caused by a rapid global downturn in IT-related markets, which depressed demand for many Kyocera products, especially components for mobile handsets, computer-related equipment and optical communication devices. Lower component demand and inventory reduction by electronics manufacturers also contributed to significant negative price erosion across many component sectors.

Domestic sales, which accounted for 39.5% of the total, fell 16.8% from the level recorded in fiscal 2001. This was primarily due to the effects of intense price competition and to lower demand in component markets for mobile handsets, computer-related equipment and optical communication devices. Domestic sales expanded steadily in the equipment group, which includes information equipment and optical instruments.

Sales in overseas markets, which accounted for 60.5% of total sales, decreased by 21.2% relative to fiscal 2001 due mainly to the effects of sluggish demand for components and erosion in their prices, though the yen's depreciation against the U.S. dollar and the Euro had a positive impact on sales of approximately ¥71,600 ($538). Sales by Kyocera Wireless Corp. (KWC) and sales by information equipment also grew in part as a result of currency movements.

Sales in overseas markets are denominated primarily in U.S. dollars and, to a lesser extent, in Euro or yen, and include exports from Japan as well as sales of locally manufactured products. In fiscal 2002, the yen depreciated against the U.S. dollar and the Euro, which had a positive impact on Kyocera's sales. If the foreign exchange rates prevailing in fiscal 2001 were applied to fiscal 2002 foreign currency-denominated sales, overseas sales would have shown a decrease of 30.2%, compared with the 21.2% decrease relative to fiscal 2001 actually recorded. Accordingly, consolidated sales would have decreased in fiscal 2002 by approximately 25% from fiscal 2001, compared with the 19.5% decrease actually recorded.

In fiscal 2001, net sales increased by 58.1% compared with fiscal 2000. These sales included full-year contributions from Kyocera Mita Corporation (KMC) and KWC, which were newly consolidated. Domestic sales, which accounted for 38.2% of the total, increased by 22.7% over fiscal 2000. This was primarily due to higher demand in the optical communications, mobile communications and semiconductor fabrication equipment markets, as well as additional revenue from KMC. Domestic sales from the fine ceramics and equipment groups expanded substantially, particularly due to sales growth generated by semiconductor components, fine ceramic components and information equipment. Sales in overseas markets accounted for 61.8% of total sales, rising 92.6% over fiscal 2000 despite the yen's appreciation against the U.S. dollar and other currencies, which had a negative impact of approximately ¥16,000. Overseas sales growth was mainly attributable to the contributions of KMC and KWC, as well as increased sales posted by the fine ceramics group, and by a U.S. subsidiary, AVX Corporation (AVX), within the electronic device group. If the foreign exchange rates prevailing in fiscal 2000 were applied to fiscal 2001 foreign currency-denominated sales, overseas sales would have shown an increase of 96.5%, compared with the 92.6% increase over fiscal 2000 actually recorded. Accordingly, consolidated sales would have increased in fiscal 2001 by approximately 60% from fiscal 2000, compared with the 58.1% growth actually recorded.

The Company's exports from Japan, including products shipped to overseas subsidiaries for resale, included sales denominated in U.S. dollars of $641 and $1,435 in fiscal 2002 and 2001, respectively; sales denominated in Euro of €325 and €51 in fiscal 2002 and 2001, respectively; and sales denominated in Deutsche marks of DM38 and DM442 in fiscal 2002 and 2001, respectively. Fluctuations in exchange rates between these currencies and the yen impacted not only sales denominated in foreign currencies, but also gross profit and profit from operations. The estimated positive impact of currency fluctuations on profits was approximately ¥13,000 ($98) in fiscal 2002, and the estimated negative impact was approximately ¥6,000 in fiscal 2001.

Kyocera's overseas operations are situated in Asia, Europe, North America and South America. Sales of products manufactured overseas accounted for 35.5 % and 35.1% of Kyocera's sales in fiscal 2002 and 2001, respectively. These consisted mainly of sales of products manufactured by AVX and KWC. AVX contributed ¥114,314 ($860) to sales in fiscal 2002, and ¥224,533 in fiscal 2001, while KWC's sales contribution amounted to ¥135,626 ($1,020) in fiscal 2002 and ¥121,464 in fiscal 2001. If the foreign exchange rates prevailing in fiscal 2001 were applied to fiscal 2002 foreign currency-denominated sales, sales of overseas-manufactured products would have accounted for approximately 34% of net sales.

During fiscal 2002, Kyocera established new production bases in China. Management expects sales from China to expand and make a significant contribution to sales of products manufactured overseas from fiscal 2003. Kyocera started mass-producing CDMA handsets for the Chinese market in January 2002. From fiscal 2003, management anticipates additional sales contributions, due to expanded production volumes of components in the Shanghai plant and for information equipment in the Dongguan Shilong plant.

In fiscal 2002, sales of the fine ceramics group decreased 30.3% relative to fiscal 2001, and sales of the electronic device group declined 40.2%. Sales of the equipment group and others expanded 2.3% and 7.9% relative to fiscal 2001, respectively. In fiscal 2001, net sales of the fine ceramics group increased 34.0% over fiscal 2000, sales of the electronic device group expanded 46.6%, sales of the equipment group rose 117.3%, while others achieved 13.8% growth. A more detailed analysis and discussion of operations by operating segment appears in Segment Operations (see page 18).

Gross profit

The ratio of gross profit to sales was 23.1%, 30.9% and 27.9% in fiscal 2002, 2001 and 2000, respectively. The deterioration in the gross profit margin during fiscal 2002 of 7.8 points was principally due to reduced demand for fine ceramics and electronic device groups and to sharp falls in unit prices for many products. In addition, the cost of sales included a restructuring charge of approximately ¥7,900 ($59) to cover the costs of inventory write-downs at the U.S. subsidiaries. The gross profit recorded in fiscal 2001 was considerably higher than fiscal 2000 due to an increased gross profit margin of the electronic device group, particularly at AVX.

SG&A expenses

Selling, general and administrative (SG&A) expenses declined 1.2% during fiscal 2002 to ¥187,812 ($1,412). As a percentage of net sales, SG&A expenses rose 3.3 points, from 14.8% to 18.1%. These expenses included a restructuring charge of approximately ¥3,800 ($29) to cover the costs of personnel reductions at the U.S. subsidiaries. Combined with the charge of approximately ¥7,900 ($59) included in the cost of sales, total restructuring charges amounted to ¥11,700 ($88).

Although SG&A expenses decreased by 1.2%, the significant year-on-year fall in gross profit of 39.7% resulted in a substantial drop in profit from operations, which fell 75.1% to ¥51,561 ($388).

SG&A expenses soared 41.0% in fiscal 2001, principally as a result of KWC and KMC becoming consolidated subsidiaries, in February 2000 and April 2000, respectively.

In fiscal 2001, the proportional increase in gross profit was even higher than the growth in SG&A expenses. Consequently, profit from operations increased 124.8% over the previous year, to ¥207,200.

Interest and dividend income

Interest and dividend income declined 9.6% in fiscal 2002. This was principally due to lower interest income received by the Company in a low interest rate environment in Japan. Although low interest rates are expected to persist in Japan in fiscal 2003, management currently expects interest and dividend income to remain around the same level.

Interest expense

Interest expense increased 24.1% in fiscal 2002, mainly because the yen's depreciation against the U.S. dollar affected interest payments of the subsidiaries in the U.S.

Foreign currency translation

On foreign exchange markets, the depreciatory trend of the yen against the U.S. dollar that emerged during the second half of fiscal 2001 persisted through most of fiscal 2002 and accelerated suddenly during the second half. As a result, the average yen-dollar exchange rate was lower than in fiscal 2001, with the value of the yen falling by approximately 12.6%. Against the Euro, the yen depreciated by approximately 11.0% during fiscal 2002. The net effect of foreign currency translation was a gain of ¥5,238 ($39), principally as a result of the yen being worth 7.3% less against the dollar at the fiscal 2002 year-end compared with the fiscal 2001 year-end. This generated gains arising from the translation of cash deposits and trade receivables denominated in foreign currencies.

The yen appreciated against both the U.S. dollar and Euro during fiscal 2001, rising approximately 0.9% and 16.0% in value, respectively, against these currencies over the year as a whole. As stated previously, the resulting foreign currency translation gains mainly reflected Kyocera's cash deposits and receivables denominated in foreign currencies.

Kyocera typically enters into forward exchange contracts to minimize currency exchange risks on foreign currency-denominated receivables and payables, usually in small amounts. It has no significant unhedged monetary assets, liabilities or firm contract-related commitments denominated in foreign currencies other than restricted cash, certain time deposits and the functional currencies of Kyocera's overseas operations. Kyocera confines its use of derivative financial instruments to the hedging of its foreign exchange exposures, and does not utilize derivative transactions for trading purposes. Since the movement of foreign exchange rates remains unpredictable, management is unable to make reliable projections as to the size of likely foreign currency transaction gains, or losses, in fiscal 2003.

Gains and losses from investments

Kyocera's equity in earnings of affiliates and unconsolidated subsidiaries declined 29.4% in fiscal 2002, to ¥1,559 ($12) due principally to discontinuance of the equity method for its investments in common stock of KDDI Corporation (KDDI) from the second half of fiscal 2001. Loss of Kinseki, Limited (Kinseki) also negatively affected on equity in earnings, however, which was offset by the profit earned by Taito Corporation in fiscal 2002.

In fiscal 2002, Kyocera recognized losses on devaluation of investment securities amounted to ¥5,771 ($43). Such losses were attributable mainly to a substantial fall of the market value of Japanese bank shares held by the Company.

Equity in earnings of affiliates and unconsolidated subsidiaries resulted in a profit in fiscal 2001, following a loss in fiscal 2000. This was principally due to profits posted by KDDI, which was an affiliate accounted for by the equity method until the end of the first half of fiscal 2001, and by Kinseki.

On October 1, 2000, DDI merged with KDD Corporation and IDO Corporation, with the resulting entity changing its name to DDI. The name changed again to KDDI Corporation on April 1, 2001. As a result, Kyocera's shareholding in KDDI fell from 25.16% to 15.30% as of October 1, 2000. From the second half of fiscal 2001, the Company discontinued the equity method for its investments in common stock of KDDI. Consequently, the KDDI shares held by the Company are now treated as available-for-sale securities. As a result of the merger, the Company recognized a ¥174,076 gain on stock issuance of an affiliate (see Notes 16 to The Consolidated Financial Statements on page 53).

On October 1, 2000, Taito Corporation merged with Kyocera Multimedia Corporation, a subsidiary in which the Company had a 62.75% stake. As a result, Kyocera's stake in Taito rose from 20.45% to 36.02%.

In August 2000 and November 2001, the Company acquired additional stakes in Kinseki, thereby increasing its stake in Kinseki from 22.54% to 27.95%.

In February 2000, Kyocera sold 5.25 million ordinary AVX shares, and recognized a gain of ¥28,175. Following the sale, Kyocera's shareholding in AVX fell from approximately 75% to 70%.

Taxes

Kyocera's effective tax rates were 38.5%, 40.1%, and 42.8% in fiscal 2002, 2001, and 2000, respectively. The fiscal 2002 tax rate was lower than the fiscal 2001 due mainly to an increase in the proportion of equity in earnings of affiliates and unconsolidated subsidiaries to income before income taxes in fiscal 2002 compared with fiscal 2001. The reduction in the effective tax rate between fiscal 2001 and fiscal 2000 was mainly due to the fact that equity in earnings of affiliates and unconsolidated subsidiaries recorded a loss in fiscal 2000 and a profit in fiscal 2001.

Minority interests

Minority interests were principally related to AVX, which had an approximately a 30% minority ownership interest in fiscal 2002. The substantially smaller loss of minority interests recorded in fiscal 2002 relative to the previous year mainly reflected lower earnings at AVX. The effect of the Company's sale of AVX shares in fiscal 2000 on minority interest was immaterial.

Segment Operations:

	2002	2001	2000	2002
Net sales :				
Fine ceramics group	¥ 252,879	¥ 363,026	¥ 270,960	$ 1,901
Electronic device group	234,938	392,700	267,907	1,767
Equipment group	478,293	467,362	215,105	3,596
Others	86,116	79,790	70,101	647
Adjustments and eliminations	(17,652)	(17,825)	(11,447)	(132)
	¥1,034,574	¥ 1,285,053	¥ 812,626	$ 7,779
Operating profit :				
Fine ceramics group	¥ 22,582	¥ 90,603	¥ 43,309	$ 170
Electronic device group	6,216	128,047	41,067	47
Equipment group	26,013	28,907	16,143	195
Others	1,549	2,826	(4,197)	12
	56,360	250,383	96,322	424
Corporate	(2,508)	(25,243)	(19,170)	(18)
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	1,559	2,209	(6,980)	12
Gain on stock issuance of an affiliate	–	174,076	–	–
Gain on sale of investment in a subsidiary	–	–	28,175	–
Adjustments and eliminations	(13)	(1,203)	(879)	(1)
Income before income taxes	¥ 55,398	¥ 400,222	¥ 97,468	$ 417

Business segment presentation

Kyocera classifies its business into the following four operating segments, "Fine ceramics group," "Electronic device group," "Equipment group," and "Others."

The fine ceramics group contains fine ceramic parts, semiconductor parts, cutting tools, jewelry, BIOCERAM, solar energy products and applied ceramic products. The electronic device group contains electronic components and thin-film products. The equipment group consists of telecommunications equipment, information equipment and optical instruments. The others consist of telecommunication network systems, financial services such as leasing, credit financing, office rental services, and other services.

Fine ceramics group

Segment sales in fiscal 2002 decreased by 30.3%, due mainly to depressed global demand for mobile handsets, computer-related equipment and optical fiber communications devices, together with significant falls in components prices.

Segment sales were negatively affected by sluggish demand for SMD packages for mobile handsets, for packages used in fiber-optic communication devices, and for ceramic ferrules used in optical fiber connectors. Demand for fine ceramic parts also declined in the computer- and semiconductor fabrication equipment-related sectors. As a result, sales of fine ceramic and semiconductor parts were significantly lower in fiscal 2002 than in fiscal 2001. In contrast, sales of consumer-related products, particularly solar energy products and cutting tools, expanded steadily.

Segment operating profit dropped 75.1%, and profitability declined 16.1 points, from 25.0% to 8.9%, in fiscal 2002. This was mainly attributable to lower sales volumes and price erosion.

Management believes that the business environment for this segment in fiscal 2003 will remain harsh as it expects a slow recovery in component demand within the electronics industry and the persistence of intense price competition.

In fiscal 2001, sales of this segment grew 34.0% relative to fiscal 2000 due to increased demand for ceramic components for mobile handsets, fiber-optic communications and semiconductor fabrication equipment. Global demand for ceramic packages for mobile handsets and parts for semiconductor fabrication equipment was particularly strong. Segment operating profitability improved 9.0 points, from 16.0% to 25.0%, due mainly to higher sales volumes, productivity improvements, and stable components prices.

Electronic device group

Segment sales dropped 40.2% in fiscal 2002, due principally to decreased demand for components for mobile handsets and computer-related equipment. Global demand for ceramic capacitors, tantalum capacitors and timing devices such as TCXOs and VCOs was particularly weak. Price competition also intensified as electronic equipment manufacturers undertook inventory adjustments.

Segment operating profit declined 95.1% relative to fiscal 2001, due mainly to decreased production volumes and steep falls in unit prices of many components. The plunge in profit also reflected one-off charges related to restructuring initiatives at AVX that included inventory write-downs, reorganization of operating bases and personnel reductions. These moves at AVX had a negative impact on this segment's operating profit of approximately ¥7,400 ($56) in fiscal 2002.

Management believes that the business environment for this segment in fiscal 2003 will remain harsh as it expects a slow recovery in demand for components used in electronic equipment and the persistence of intense price competition.

In fiscal 2001, segment sales increased 46.6% over fiscal 2000. Demand for mobile handsets components such as capacitors and timing devices increased in fiscal 2001. Segment operating profit increased 211.8% year on year, due to increased production volumes and stable component prices caused by an overall scarcity of supply.

Equipment group

Segment sales in fiscal 2002 increased 2.3% over fiscal 2001, due mainly to increased sales of printers and copiers at KMC. Sales of CDMA handsets also increased steadily both in the U.S. and Japan due to the successful introduction of new models.

Segment operating profit fell 10.0% due to a decreased profit contribution from telecommunications equipment as a result of a one-off charge of approximately ¥3,700 ($28) to cover restructuring initiatives at KWC, including inventory write-downs and personnel reductions. The yen's depreciation against the U.S. dollar also negatively affected KWC's operating profit.

Management anticipates that in fiscal 2003, business outside Japan will drive growth in this segment, notably sales of CDMA handsets in China and the U.S. and sales of PHS-related products in China and South East Asia.

In fiscal 2001, sales in this segment grew 117.3% over the previous year, due mainly to full-year sales contributions from KWC and KMC's copier business. In addition, sales of PHS-related products grew in China following the commencement of commercial services in that country. Segment earnings increased 79.1% over the previous year, due to the absence of write-off charges against assets related to the Iridium business that were recorded in fiscal 2000, together with the improved profitability of telecommunications equipment.

Others

Segment revenues in fiscal 2002 increased 7.9% over fiscal 2001, due mainly to expanded real estate sales at Kyocera Leasing Co., Ltd. (KLC). Operating profit in this segment decreased 45.2%, due principally to a decreased sales of telecommunication engineering services at Kyocera Communication Systems Co., Ltd. (KCCS) and an increase in R&D-related expenses associated with fundamental technological research at the Company.

In fiscal 2001, segment revenues increased 13.8% over the previous year, due mainly to a higher contribution from KCCS telecommunications network system sales in Japan. Operating profit rose, principally due to reduced bad debt provisions at KLC.

Corporate

Corporate losses in fiscal 2002 decreased over the previous year mainly due to an increase in internal revenue of the Company as a result of revision of the transaction rules between Corporate and operating segments, although the Company recorded losses on devaluation of investment securities in consequence with the downturn of the Japanese stock market. Management expects Corporate losses in fiscal 2003 will be at the same level as in fiscal 2002.

Geographic segments

In fiscal 2002, sales in each region decreased relative to fiscal 2001, especially in Asia. Sales in Japan fell 16.8% due to sluggish demand for fine ceramic and semiconductor components, and for electronic device. Sales in the United States declined 16.8% due to weak demand for components used in optical communication networks, such as ferrules, for ceramic packages used in optical communication devices, and for other components supplied to the electronics industry. In Asia, lower sales of components for computer-related equipment contributed to a decline in sales of 31.8% relative to fiscal 2001. Sales in Europe declined 13.5% year on year despite sales growth in information equipment, due mainly to depressed demand for mobile phone components.

In fiscal 2001, sales in Japan increased 22.7% over fiscal 2000 due to higher demand for fiber-optic communication components and parts for semiconductor fabrication equipment, combined with a sales contribution from newly consolidated KMC. In the United States, sales increased significantly as a result of full-year contributions from KWC and KMC, together with higher demand for fine ceramic components and electronic devices. In Europe, sales of electronic devices generated robust growth, which was augmented by the contribution from KMC. In Asia, Kyocera achieved sales growth with PHS-related products and electronic devices.

Critical Accounting Policies and Estimate:

Kyocera's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates, judgments and assumptions.

An accounting estimate in Kyocera's financial statements is a critical accounting estimate if it requires Kyocera to make assumptions about matters that are highly uncertain at the time the accounting estimate is made, and either different estimates that Kyocera reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of Kyocera's financial condition, changes in financial condition or results of operations. Kyocera has identified the following critical accounting policies with respect to its financial presentation.

Allowances for doubtful accounts

Kyocera maintains allowances for doubtful accounts related to both trade and finance receivables for estimated losses resulting from customers' inability to make timely payments including interest on finance receivables. Kyocera's estimates are based on various factors including the length of past due payments, historical experience and the current business environments. In circumstances where it is aware of a specific customer's inability to meet its financial obligations, a specific allowance against the amounts is provided.

If customers' financial condition, or current economic conditions worsened, additional allowance may be required in the future. Decline in fair value of customers' assets pledged as collateral for Kyocera's receivables will have a material effect on the amount of allowances for doubtful accounts provided.

Inventory valuation

Kyocera estimates the amount of write-downs required to properly value inventory. Write-downs are provided for excess, slow-moving and obsolete inventory as well as valuation losses required to adjust recorded cost to its market value. Kyocera generally considers all inventory aged over 12 months to be slow-moving or obsolete. Kyocera further records inventory write-downs based on the projection of future demand, market conditions and related management initiatives at each balance sheet date.

The majority of Kyocera's inventories are produced for the IT industry. Therfore, if the market conditions and demand in the IT industry are less favorable than management's projection, additional write-downs may be required.

Impairment of securities and investments

Kyocera records impairment charges for debt and equity securities and investments in affiliates and unconsolidated subsidiaries accounted for by the equity method when it believes that the decline in value is considered to be other than temporary. Kyocera regularly reviews each security and investment for impairment based on the extent to which the fair value is less than cost, duration of the decline, the anticipated recoverability of fair value in the future and the financial condition of the issuer.

Poor operating results of the issuers of these securities or adverse changes in the market may cause additional impairment losses in the future periods. Kyocera is currently a major shareholder of KDDI. The price fluctuation of KDDI stock may affect Kyocera's financial conditions (see note 3 to The Consolidated Financial Statements on page 35).

Impairment of long-lived assets

At least annually, although in some cases more often whenever events or changes in circumstances require such a review, Kyocera reviews the carrying value of its long-lived assets held and used and to be disposed of, including goodwill and other intangible assets.

The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from the asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a current interest rate.

The cash flows used in both assessing impairment and determining fair value are typically derived from the expected cash flows determined by management's estimates and judgments.

Significant impairment losses may be incurred in future periods if the IT-related market conditions deteriorate and it is determined that the carrying amount of long-lived assets can not be recoverable through future cash flows.

New accounting standards for goodwill and other intangible assets and for the impairment or disposal of long-lived assets were announced and Kyocera will adopt them from fiscal 2003 (see "New Accounting Standards" on this page).

Deferred tax assets

Kyocera records deferred tax assets with valuation allowances to adjust their carring amounts when it believes that it is more likely than not that the assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and feasible tax planning strategies.

If future taxable income is lower than expected due to future market conditions or poor operating results, significant adjustments to deferred tax assets may be required.

Benefit plans

Projected benefit obligations and plan assets are determined on an actuarial basis and are significantly affected by the assumptions used in their calculation, such as the expected long-term rate of return on plan assets, discount rates, the rate of increase in compensation levels and other assumptions. Kyocera determines the discount rate by referencing the yield on high quality fixed income securities such as Japanese Goverment Bonds. The expected return on plan assets is determined based on the rate of historical earnings and expectation of future performatnce of the funds in which plan assets are invested. The rate of increase in compensation levels is determined based mainly on historical experience, near term outlook and inflation. Kyocera annually reviews the assumptions underlying the actuarial calculations, making adjustments based on current market conditions, if necessary.

Future unfavorable changes in market conditions such as a decrease in the discount rate may have a significant effect on Kyocera's financial conditions and results of operations.

Contingencies

Kyocera is subject to various lawsuits and claims which arise in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcomes of these contingencies (see Note 13 to The Consolidated Financial Statements on page 48).

Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount is reasonably estimable.

The amounts of liabilities accrued are based on estimates and may be significantly affected by further developments or the resolution of the contingency in the future.

New Accounting Standards:

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually and written off when impaired. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, however, goodwill and intangible assets acquired after June 30, 2001 are subject to nonamortization or amortization provision of SFAS No. 142. The adoption of SFAS No. 141 did not have a material effect on Kyocera's financial position and results of operations. There have been no events since April 1, 2002 which would indicate that an impairment of any material goodwill and other intangible assets has or may have occurred which would require Kyocera to complete an impairment test under the guidelines of SFAS No. 142. Kyocera have not yet fully assessed the impact of SFAS No. 142 on its operating results and financial condition.

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations." SFAS No. 143 requires full recognition of asset retirement obligations on the balance sheet from the point in time at which a legal obligation exists. The obligation is required to be measured at fair value. The carrying value of the asset or assets to which the retirement obligation relates would be increased by an amount equal to the liability recognized. This amount would then be included in the depreciable base of the asset and charged to income over its life as depreciation. This statement is effective for fiscal years beginning after June 15, 2002. Management is assessing the impact of SFAS No. 143 may have on Kyocera's financial position or results of operations, if any.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and provides new rules on asset impairment and a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of SFAS No. 121 the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. SFAS No. 144 also supersedes the accounting and reporting provisions of Accounting Principles Board (APB) No. 30 "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed of. SFAS No. 144 retains requirement made by APB No. 30 that entities report discontinued operations separately from continuing operations and also extends that reporting requirement to "a component of an entity" that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as "held for sale." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. Management is currently evaluating the impact of SFAS No. 144 will have on Kyocera's financial position or results of operations.

Liquidity and Capital Resources:

Assets, liabilities and stockholders' equity

Kyocera's total assets as of March 31, 2002 decreased by ¥82,598 to ¥1,645,458 ($12,372), compared with ¥1,728,056 at the previous year-end. Cash and cash equivalents rose ¥79,566 to ¥280,899 ($2,112). Restricted cash increased by ¥11,624 to ¥59,509 ($447) as of March 31, 2002. This cash has been deposited with a financial institution to minimize facility fees for a letter of credit in relation to ongoing litigation (see Note 13 to The Consolidated Financial Statements on page 48).

Short-term investments decreased by ¥28,169 to ¥10,902 ($82) at March 31, 2002 from ¥39,071 at the previous year-end. This was primarily due to the maturity of the debt securities.

Mainly in line with decreased sales recognized by the Company and AVX, trade account receivables declined ¥72,443 to ¥174,240 ($1,310). Inventories decreased by ¥47,017 to ¥205,806 ($1,547), mainly as a result of inventory reduction at the Company and KWC.

Short-term finance receivables rose ¥17,860 to ¥83,196 ($626) as of March 31, 2002 and long-term finance receivables increased ¥35,022 to ¥83,745 ($630) mainly due to a sale of the real estate and the increase in volume of installment loans. Finance lease receivables of KLC are also included in both short-term and long-term finance receivables.

Securities and other investments decreased by ¥37,944 to ¥301,659 ($2,268). This decrease was due primarily to the decline in the fair value of KDDI stock (see Notes 3 and 16 to The Consolidated Financial Statements on pages 35 and 53).

Kyocera's total liabilities as of March 31, 2002 decreased by ¥104,843 to ¥538,450 ($4,048), from ¥643,293 at the previous year-end. This reflected declines in accounts payable caused by decreased purchases of raw materials and other inputs in response to lower demand. Accrued income taxes also decreased due to the decreases in taxable income.

Short-term borrowings decreased by ¥28,488 to ¥106,880 ($804) and long-term debt increased by ¥44,550 to ¥96,856 ($728) because KLC made additional loans from banks in order to expand its financial services.

Because KMC implemented its rehabilitation plan earlier than originally planned, liabilities deferred pursuant to the rehabilitation plan were totally extinguished in this period (see Note 8 to The Consolidated Financial Statements on page 41).

Minority interests in subsidiaries, principally AVX, increased by ¥4,832 to ¥67,530 ($508), from ¥ 62,698 as of March 31, 2001 due mainly to the yen's depreciation against the U.S. dollar.

Stockholders' equity increased by ¥17,413 to ¥1,039,478 ($7,816), from ¥1,022,065 at the previous year-end, due mainly to earnings for the current year after payment of cash dividends and purchase of treasury stock. Foreign currency translation adjustments decreased in absolute amount by ¥20,445 to ¥5,601 ($42), due to the yen's depreciation. Net unrealized losses on securities increased by ¥23,097 to ¥27,926 ($210). Consequently, the stockholders' equity ratio as of March 31, 2002 was 63.2%, 4.0 points higher compared with 59.2% at the previous year-end.

Cash flow

Net cash provided by operating activities decreased slightly in fiscal 2002 by ¥8,262 to ¥140,929 ($1,060), from ¥149,191 in fiscal 2001, despite a significant decrease in net income of ¥187,576, which was mostly offset by increases in non-cash revenues and expense adjustments primarily caused by stock issuance of an affiliate and related deferred taxes in 2001. Decrease in net income was also offset by a decrease in receivables and inventories. This decrease was partially mitigated by a decrease in notes and accounts payable and accrued income taxes. The decreases in receivables, payables and inventories were caused by decreased sales and Kyocera's effort on inventory reduction. Accrued income taxes decreased due to the decrease in taxable income. In fiscal 2001, net cash provided by operating activities increased by ¥41,261 to ¥149,191, from ¥107,930 in fiscal 2000. This was due primarily to sharper growth in sales and net income than in fiscal 2000.

Net cash used in investing activities decreased in fiscal 2002 by ¥99,078 to ¥51,138 ($384), from ¥150,216 in fiscal 2001. This was due primarily to a decrease in capital expenditures within the fine ceramics and electronic device groups. As the global slump in IT-related markets caused demand for components to plunge, Kyocera imposed strict controls on the capital expenditures. In fiscal 2001, net cash used in investing activities increased by ¥76,468 to ¥150,216, from ¥73,748 in fiscal 2000. This was due primarily to the increased purchases of property, plant and equipment. In particular, Kyocera made investments for the electronic device and fine ceramics groups to meet strong demand from the telecommunications and information processing industries for components. An example of these investments is a new facility in Shanghai, China.

Net cash used in financing activities in fiscal 2002 amounted to ¥18,396 ($138), compared to cash provided by ¥12,331 in fiscal 2001. This was due primarily to a decrease in short-term borrowings. In fiscal 2002, KMC implemented the rehabilitation plan by accelerating the payment of its debts under its rehabilitation plan. KMC paid all of the debt under the rehabilitaion plan by issuance of long-term debt from banks. In fiscal 2001, net cash provided by financing activities increased by ¥32,198 to ¥12,331 compared to the previous year. This was due mainly to an increase in short-term borrowings and long-term debt by KMC and KLC.

At March 31, 2002, depreciation of the yen against the U.S. dollar had a positive impact on cash and cash equivalents in the amount of ¥8,171 ($61).

At the previous year-end, the yen's depreciation against the U.S. dollar had a positive impact on cash and cash equivalents totaling ¥11,083.

Cash and cash equivalents rose during fiscal 2002 by ¥79,566, from ¥201,333 to ¥280,899 ($2,112).

Contractual obligations

At March 31, 2002, Kyocera's contractual obligations mainly comprised of short-term borrowings and long-term debt including due within one year, which amounted to ¥106,880 ($804) and ¥109,257 ($821), respectively.

Over 80% of those debts were attributable to KMC and KLC.

KMC implemented its rehabilitation plan earlier than originally planned in fiscal 2002. In order to accelerate the implementation of the rehabilitation plan, KMC obtained approximately ¥26,000 ($195) of loans from banks for payment of its debts deferred pursuant to the rehabilitation plan.

KLC provides financial services such as credit financing and leasing. Due to the nature of its operation, KLC had approximately ¥74,631 ($561) of short-term borrowings and ¥71,603 ($538) of long-term debt from banks and other financial institutions at the end of fiscal 2002 as the primary source of funding for operating its business.

Kyocera also has foreign currency-denominated debts. However, The proportion of the foreign currency-denominated debts to all of its debts is not material.

The following tables provide information about Kyocera's contractual obligations with expected maturity dates.

Contractual obligations (Yen in millions)

	Due within 1 year	2-3 years	4-5 years	Thereafter	Total
Short-term borrowings	¥ 106,880	–	–	–	¥ 106,880
Long-term debt (due within one year)	12,401	73,642	14,087	9,127	109,257
Total contractual obligations	¥ 119,281	73,642	14,087	9,127	¥ 216,137

Contractual obligations (U.S. dollars in millions)

	Due within 1 year	2-3 years	4-5 years	Thereafter	Total
Short-term borrowings	$ 804	–	–	–	$ 804
Long-term debt (due within one year)	93	554	106	68	821
Total contractual obligations	$ 897	554	106	68	$ 1,625

In addition to contractual obligations shown in the above tables, Kyocera recognizes that contractual obligations for the acquisition or construction of property, plant and equipment are relatively material, and its outstanding balances as of March 31, 2002 amount to approximately ¥5,168 ($39), mostly due within one year.

A foreign subsidiary also has a material supply agreement for a significant portion of its anticipated material used in operation.

Under this agreement, it will purchase ¥40,607 ($305,316) in total during four fiscal years starting in fiscal 2003.

Kyocera anticipates that funds to be required to fulfill these debt obligations and commitments will be generated internally from operations.

Significant customer

In fiscal 2002, Kyocera's sales to KDDI amounted to ¥105,018 ($790) and it slightly exceeded 10.0% of its total sales. KDDI provides telecommunication services, and Kyocera sells mainly telecommunication equipments to KDDI. The Company made an equity investment in KDDI when it was founded and currently, a director of Kyocera is a member of the board of directors of KDDI. Currently the Company's equity interest in KDDI is 13.5%.

Kyocera serves KDDI as an independent vendor in terms of price determination, remittance condition and product distribution. All of the agreements and ongoing contractual commitments between Kyocera and KDDI have been made on an arm's-length basis. Kyocera expects that KDDI will remain to be a significant customer in the future and Kyocera's sales to KDDI in fiscal 2003 will be at the same level as in fiscal 2002.

Outlook on capital expenditures and resources

Kyocera's primary source of liquidity has been cash generated by operations. Cash from operations generally has been sufficient for Kyocera to fund its working capital requirements and to fulfill its future capital expenditures, commitments and obligations. At March 31, 2002, Kyocera's working capital increased by ¥34,653 to ¥543,759 ($4,088), compared with ¥509,106 at the previous year-end. The increase was mainly due to decreases in short-term borrowings and payables.

In fiscal 2002, capital expenditures decreased by ¥51,313 to ¥54,631 ($411), compared with ¥105,944 in fiscal 2001. Almost all of these capital expenditures were funded by cash in hand and cash generated by operations.

Management believes that, to create new products, develop technologies and achieve highly profitable operations in the future, Kyocera should invest its resources continuously for developing new business areas and for improving its existing technologies.

In fiscal 2003, Kyocera is planning capital expenditures in the aggregate amount of approximately ¥50,000 ($376), mainly on new manufacturing facilities to develop production efficiencies for fine ceramics parts, semiconductor parts, electronic components, mobile handsets, and information equipment such as printers and copiers. Other than these investments, management currently does not have any significant capital expenditure plan.

Management believes that cash generated by operations and cash in hand will be sufficient to fund its capital expenditures at least through fiscal 2003. Thus, management does not currently intend to make use of other external financing sources, which would be influenced by credit ratings given by rating agencies. If, however, cash generated by operations is not sufficient, Kyocera has other financing sources such as short-term or long-term borrowings and issuances of debt or equity securities. Kyocera maintains good business relationships with several major Japanese banks.

Kyocera's cash generated by operations is highly dependent on operational results of its IT-related component business and IT-related equipment business, which cover a substantial portion of Kyocera's products in its three main business segments. Sales of IT-related components, such as components for mobile handsets, computers and optical communication devices, are materially affected by rapid fluctuations in selling prices and demand. Sales of IT-related equipment, particularly mobile handsets and information equipments, are also exposed to sharp changes in their demand. As discussed in "Results of Operations" on page 15, the rapid global downturn in IT-related markets during fiscal 2002 has led to decreased demand for many Kyocera products, and intense price competition has been putting significant downward pressure on the selling prices of these products. Future deteriorations in the selling prices of or demand for IT-related products could adversely affect Kyocera's operating results and financial position, including its ability to fund its capital expenditures, and could result in reduced liquidity.

Quantitative and Qualitative Disclosures about Market Risk:

Kyocera is exposed to market risk, including changes in foreign exchange rates, interest rates and equity prices. In order to hedge against these risks, Kyocera uses derivative financial instruments. Kyocera does not hold or issue derivative financial instruments for trading purposes. Kyocera regularly assesses these market risks based on the policies and procedures established to protect against adverse effects of these risks and other potential exposures, primarily by reference to the market value of the financial instruments. Although Kyocera may be exposed to losses in the event of non-performance by counterparties, Kyocera believes that its counterparties are creditworthy and does not expect such losses, if any, to be significant. There are no material quantitative changes in market risk exposure at March 31, 2002, when compared to March 31, 2001.

In the normal course of business, Kyocera also faces risks that are either nonfinancial or nonquantifiable. Such risks principally include country risk, credit risk, and legal risk, and are not represented in the following tables.

Foreign Exchange Risk:

Kyocera enters into foreign currency forward contracts to hedge certain existing assets and liabilities denominated in foreign currencies, principally the U.S. dollar and Euro. All such contracts currently in effect will mature generally within three months. The tables below provide information about Kyocera's major foreign currency forward contracts existing at March 31, 2002, setting forth the contract amounts and weighted average exchange rates related to the U.S. dollar, Euro and STG, which account for Kyocera's foreign currency forward transactions. The contract amounts are generally used to calculate the contractual payments to be exchanged under the contracts.

	Yen in millions (Pay/Receive) (Except average contractual rates)		
Forward exchange contracts to sell foreign currencies	US$/Yen	US$/STG	Euro/Yen
Contract amounts	¥ 17,881	¥ 12,901	¥ 21,726
Fair value	(384)	10	(279)
Weighted average contractual rates	129.84	1.42	113.96

	Yen in millions (Receive/Pay) (Except average contractual rates)		
Forward exchange contracts to purchase foreign currencies	US$/Yen	Euro/STG	Yen/STG
Contract amounts	¥ 4,323	¥ 505	¥ 1,200
Fair value	32	(4)	(5)
Weighted average contractual rates	132.13	1.62	187.73

	U.S. dollars in thousands (Pay/Receive)		
Forward exchange contracts to sell foreign currencies	US$/Yen	US$/STG	Euro/Yen
Contract amounts	$ 134,444	$ 97,000	$ 163,353
Fair value	(2,887)	75	(2,098)

	U.S. dollars in thousands (Receive/Pay)		
Forward exchange contracts to purchase foreign currencies	US$/Yen	Euro/STG	Yen/STG
Contract amounts	$ 32,504	$ 3,797	$ 9,023
Fair value	241	(30)	(38)

Kyocera also enters into foreign currency swap agreements to hedge against exposures to foreign currency fluctuations of certain assets, principally those denominated in the U.S. dollar. The table below presents contract amounts and weighted average exchange rates by expected (contracted) maturity date. The contract amounts are generally used to calculate the contractual payments to be exchanged under the contracts.

Foreign currency swaps (Yen in millions)

Contract amount	Weighted average pay rate (US$/Yen)	Expected maturity date 2003	2004	2005	2006	2007	Thereafter	Total	Fair value
¥ 669	133.50	¥ 669	–	–	–	–	–	¥ 669	¥ 3

Foreign currency swaps (U.S. dollars in thousands)

Contract amount	Weighted average pay rate (US$/Yen)	Expected maturity date 2003	2004	2005	2006	2007	Thereafter	Total	Fair value
$ 5,030	133.50	$5,030	–	–	–	–	–	$ 5,030	$ 23

Interest Rate Risk:

Kyocera enters into interest rate swaps and other contracts, which are mainly utilized by a Japanese subsidiary, KLC, to reduce market risk exposure to changes in interest rates.

The tables below provide information about Kyocera's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For interest rate swaps, the tables below present notional principal amounts and weighted average interest rates by expected (contracted) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

Other finance receivables (including due within one year) (Yen in millions)

	Average interest rate	Expected maturity date 2003	2004	2005	2006	2007	Thereafter	Total	Fair value
Other finance receivables	3.65%	¥78,553	18,306	38,744	20,750	–	7	¥156,360	¥ 160,645

Long-term debt (including due within one year) (Yen in millions)

	Average pay rate	Expected maturity date 2003	2004	2005	2006	2007	Thereafter	Total	Fair value
Loans, principally from banks	1.71%	¥12,401	31,015	42,627	3,719	10,368	9,127	¥109,257	¥109,863

Interest rate swap (Yen in millions)

Notional principal amount	Average receive rate	Average pay rate	Expected maturity date 2003	2004	2005	2006	2007	Thereafter	Total	Fair value
(Variable to Fixed)										
¥127,908	0.72%	1.51%	¥17,038	25,348	46,026	6,496	–	33,000	¥127,908	¥ (1,640)

Other finance receivables (including due within one year) (U.S. dollars in thousands)

	Average interest rate	Expected maturity date 2003	2004	2005	2006	2007	Thereafter	Total	Fair value
Other finance receivables	3.65%	$590,624	137,639	291,308	156,015	–	53	$1,175,639	$1,207,857

Long-term debt (including due within one year) (U.S. dollars in thousands)

	Average pay rate	Expected maturity date 2003	2004	2005	2006	2007	Thereafter	Total	Fair value
Loans, principally from banks	1.71%	$93,241	233,195	320,504	27,962	77,955	68,624	$821,481	$ 826,038

Interest rate swap (Yen in millions and U.S. dollars in thousands)

Notional principal amount	Average receive rate	Average pay rate	Expected maturity date 2003	2004	2005	2006	2007	Thereafter	Total	Fair value
(Variable to Fixed)										
¥ 127,908	0.72%	1.51%	$128,105	190,587	346,060	48,842	–	248,120	$961,714	$ (12,331)

Equity Price Risk:

Kyocera has marketable equity and debt securities, which are classified as available-for-sale and are carried in the consolidated balance sheets at fair value. Changes in fair value are recognized as other comprehensive income, net of tax, as a separate component of stockholders' equity. Almost all of gross unrealized losses on equity securities was derived from a decline in market value of the KDDI shares held by the Company (see Note 3 to The Consolidated Financial Statements on page 35).

Kyocera evaluates whether the decline in fair value of debt and equity securities with readily determinable fair values are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost and anticipated recoverability of fair value in the future.

Other-than-temporary loss on equity securities for the years ended March 31, 2002, 2001 and 2000 amounted to ¥5,061 ($38), ¥471 and ¥1,128, respectively. At March 31, 2002, Kyocera held the following available-for-sale marketable equity and debt securities.

(Yen in millions and U.S. dollars in thousands)

	March 31, 2002			
	Carrying amount	Fair value	Carrying amount	Fair value
Due within 1 year	¥ 4,400	¥ 4,391	$ 33,083	$ 33,015
Due after 1 year to 5 years	24,733	24,443	185,963	183,782
Due after 5 years	23,050	20,825	173,308	156,579
Equity securities	262,039	216,100	1,970,218	1,624,812
	¥ 314,222	¥ 265,759	$ 2,362,572	$ 1,998,188

Implementation of the Rehabilitation Plan:

Under its original rehabilitation plan approved by the Osaka District Court on January 18, 2000, KMC was obliged to pay its debts in full by July 2009. However, Kyocera considered it necessary to lift the restrictions imposed on KMC's management under the rehabilitation plan for accelerating the continued expansion of KMC's document solution business. For this purpose, KMC's board of directors decided to pay its debts ahead of the schedule by revising the rehabilitation plan. The revised plan was approved by the Osaka District Court. Pursuant to the revised rehabilitation plan, KMC paid its debts in full in February 2002, and the district court concluded that KMC had performed all of its obligations under the rehabilitation plan.

Consolidated Balance Sheets

Kyocera Corporation and Consolidated Subsidiaries
March 31, 2002 and 2001

(Yen in millions and U.S. dollars and shares in thousands–Note 2)

ASSETS	2002	2001	2002
Current assets:			
Cash and cash equivalents (Note 12)	¥ 280,899	¥ 201,333	$ 2,112,023
Restricted cash (Notes 12 and 13)	59,509	47,885	447,436
Short-term investments (Notes 3 and 12)	10,902	39,071	81,970
Trade receivables (Notes 6 and 7):			
Notes	25,367	47,039	190,729
Accounts	174,240	246,683	1,310,075
Short-term finance receivables (Notes 4, 7 and 12)	83,196	65,336	625,534
	282,803	359,058	2,126,338
Less allowances for doubtful accounts and sales returns	(11,110)	(9,042)	(83,534)
	271,693	350,016	2,042,804
Inventories (Notes 5 and 7)	205,806	252,823	1,547,414
Deferred income taxes (Note 15)	51,997	46,866	390,955
Other current assets	22,061	34,646	165,872
Total current assets	902,867	972,640	6,788,474
Investments and advances:			
Investments in and advances to affiliates and unconsolidated subsidiaries (Note 6)	26,206	26,095	197,037
Securities and other investments (Notes 3 and 12)	301,659	339,603	2,268,113
	327,865	365,698	2,465,150
Long-term finance receivables (Notes 4, 7 and 12)	83,745	48,723	629,662
Property, plant and equipment, at cost (Note 7):			
Land	46,834	46,492	352,135
Buildings	189,024	175,443	1,421,233
Machinery and equipment	568,717	532,337	4,276,068
Construction in progress	11,596	12,240	87,188
	816,171	766,512	6,136,624
Less accumulated depreciation	(547,548)	(482,102)	(4,116,902)
	268,623	284,410	2,019,722
Goodwill–less accumulated amortization of ¥22,276 ($167,489) in 2002 and ¥19,548 in 2001	30,757	31,833	231,256
Other assets	31,601	24,752	237,601
	¥ 1,645,458	¥ 1,728,056	$12,371,865

The accompanying notes are an integral part of these statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001	2002
Current liabilities:			
Short-term borrowings (Notes 7 and 12)	¥ 106,880	¥ 135,368	$ 803,609
Current portion of long-term debt (Notes 7 and 12)	12,401	7,162	93,241
Notes and accounts payable:			
Trade	78,627	112,604	591,180
Other	72,569	76,541	545,632
Accrued liabilities:			
Payroll and bonus	31,572	34,244	237,383
Income taxes	21,359	60,058	160,594
Other	24,344	25,631	183,038
Other current liabilities	11,356	11,926	85,383
Total current liabilities	359,108	463,534	2,700,060
Long-term debt (Notes 7 and 12)	96,856	52,306	728,240
Accrued pension and severance costs (Note 9)	49,549	46,976	372,549
Deferred income taxes (Note 15)	28,045	49,671	210,865
Liabilities deferred pursuant to the rehabilitation plan (Notes 8 and 12)	–	25,700	–
Other non-current liabilities	4,892	5,106	36,782
Total liabilities	538,450	643,293	4,048,496
Minority interests in subsidiaries	67,530	62,698	507,745
Commitments and contingencies (Note 13)			
Stockholders' equity (Note 14):			
Common stock:			
Authorized—600,000 shares			
Issued—190,318 shares	115,703	115,703	869,947
Additional paid-in capital	158,228	158,183	1,189,684
Retained earnings	798,407	777,797	6,003,060
Accumulated other comprehensive income	(22,750)	(19,673)	(171,052)
Common stock in treasury, at cost (Note 10):			
March 31, 2002—1,276 shares	(10,110)	–	(76,015)
March 31, 2001—1,261 shares	–	(9,945)	–
Total stockholders' equity	1,039,478	1,022,065	7,815,624
	¥1,645,458	¥1,728,056	$12,371,865

Consolidated Statements of Income

Kyocera Corporation and Consolidated Subsidiaries
For the three years ended March 31, 2002

(Yen in millions and U.S. dollars and shares in thousands, except per share amounts–Note 2)

	2002	2001	2000	2002
Net sales (Note 6)	¥1,034,574	¥1,285,053	¥ 812,626	$ 7,778,752
Cost of sales	795,201	887,765	585,640	5,978,955
Gross profit	239,373	397,288	226,986	1,799,797
Selling, general and administrative expenses	187,812	190,088	134,835	1,412,120
Profit from operations	51,561	207,200	92,151	387,677
Other income (expenses):				
Interest and dividend income	7,304	8,082	6,441	54,917
Interest expense (Note 11)	(2,655)	(2,140)	(834)	(19,962)
Foreign currency transaction gains (losses), net (Note 11)	5,238	9,494	(6,220)	39,383
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries (Note 6)	1,559	2,209	(6,980)	11,722
Losses on devaluation of investment securities (Note 3)	(5,771)	(587)	(1,128)	(43,391)
Gain on stock issuance of an affiliate (Note 16)	–	174,076	–	–
Gain on sale of investment in a subsidiary	–	–	28,175	–
Write-off of assets related to "Iridium" business (Note 17)	–	–	(12,210)	–
Other, net (Note 11)	(1,838)	1,888	(1,927)	(13,820)
	3,837	193,022	5,317	28,849
Income before income taxes, minority interests and cumulative effect of change in accounting principle	55,398	400,222	97,468	416,526
Income taxes (Note 15):				
Current	34,187	102,011	60,974	257,045
Deferred	(12,879)	58,476	(19,281)	(96,835)
	21,308	160,487	41,693	160,210
Income before minority interests and cumulative effect of change in accounting principle	34,090	239,735	55,775	256,316
Minority interests	(299)	(20,206)	(5,430)	(2,248)
Income before cumulative effect of change in accounting principle	33,791	219,529	50,345	254,068
Cumulative effect of change in accounting principle – net of taxes of ¥233 ($1,752) (Note 1)	(1,838)	–	–	(13,820)
Net income	¥ 31,953	¥ 219,529	¥ 50,345	$ 240,248
Earnings per share (Note 19):				
Income before cumulative effect of change in accounting principle:				
Basic	¥ 178.74	¥ 1,161.20	¥ 265.72	$ 1.34
Diluted	178.59	1,157.83	265.34	1.34
Cumulative effect of change in accounting principle:				
Basic	(9.72)	–	–	(0.07)
Diluted	(9.71)	–	–	(0.07)
Net income:				
Basic	169.02	1,161.20	265.72	1.27
Diluted	168.88	1,157.83	265.34	1.27
Cash dividends declared per share:				
Per share of common stock	60.00	60.00	60.00	0.45
Weighted average number of shares outstanding:				
Basic	189,050	189,053	189,467	
Diluted	189,204	189,604	189,739	

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

Kyocera Corporation and Consolidated Subsidiaries
For the three years ended March 31, 2002

(Yen in millions and U.S. dollars and shares in thousands–Note 2)

	Common Stock	Additional Paid-in Capital	Retained Earnings (Note 14)	Accumulated Other Comprehensive Income (Note 14)	Treasury Stock (Notes 10)	Comprehensive Income
Balance, March 31, 1999 (190,318)	¥ 115,703	¥ 157,768	¥ 530,645	¥ (34,623)	¥ –	
Net income for the year			50,345			¥ 50,345
Foreign currency translation adjustments				(13,168)		(13,168)
Minimum pension liability adjustment-net of tax of ¥5,726				7,226		7,226
Net unrealized gains on securities - net of tax of ¥3,692 (Note 3)				5,098		5,098
Reclassification adjustments for net losses on securities - net of tax of ¥37 (Note 3)				(51)		(51)
Total comprehensive income for the year						¥ 49,450
Cash dividends			(11,380)			
Purchase of treasury stock (1,325)					(9,714)	
Reissuance of treasury stock (82)					601	
Balance, March 31, 2000 (189,075)	115,703	157,768	569,610	(35,518)	(9,113)	
Net income for the year			219,529			¥ 219,529
Foreign currency translation adjustments				31,064		31,064
Net unrealized losses on securities - net of tax of ¥11,016 (Note 3)				(15,213)		(15,213)
Reclassification adjustments for net losses on securities - net of tax of ¥5 (Note 3)				(6)		(6)
Total comprehensive income for the year						¥ 235,374
Cash dividends			(11,342)			
Purchase of treasury stock (119)					(1,849)	
Reissuance of treasury stock (101)		415			1,017	
Balance, March 31, 2001 (189,057)	115,703	158,183	777,797	(19,673)	(9,945)	
Net income for the year			31,953			¥ 31,953
Foreign currency translation adjustments				20,445		20,445
Net unrealized losses on securities - net of tax of ¥16,575 (Note 3)				(23,102)		(23,102)
Reclassification adjustments for net losses on securities - net of tax of ¥0 (Note 3)				5		5
Cumulative effect of change in accounting principle for derivative financial instruments (Note 1)				(106)		(106)
Net unrealized losses on derivative financial instruments (Note 11)				(379)		(379)
Reclassification adjustments for net losses on derivative financial instruments (Note 11)				60		60
Total comprehensive income for the year						¥ 28,876
Cash dividends			(11,343)			
Purchase of treasury stock (83)					(628)	
Reissuance of treasury stock (68)		45			463	
Balance, March 31, 2002 (189,042)	¥ 115,703	¥ 158,228	¥ 798,407	¥ (22,750)	¥ (10,110)	
Balance, March 31, 2001	$ 869,947	$ 1,189,346	$ 5,848,098	$ (147,917)	$ (74,774)	
Net income for the year			240,248			$ 240,248
Foreign currency translation adjustments				153,722		153,722
Net unrealized losses on securities - net of tax of $124,624 (Note 3)				(173,699)		(173,699)
Reclassification adjustments for net losses on securities - net of tax of $0 (Note 3)				38		38
Cumulative effect of change in accounting principle for derivative financial instruments (Note 1)				(797)		(797)
Net unrealized losses on derivative financial instruments (Note 11)				(2,850)		(2,850)
Reclassification adjustments for net losses on derivative financial instruments (Note 11)				451		451
Total comprehensive income for the year						$ 217,113
Cash dividends			(85,286)			
Purchase of treasury stock					(4,722)	
Reissuance of treasury stock		338			3,481	
Balance, March 31, 2002	$ 869,947	$ 1,189,684	$ 6,003,060	$ (171,052)	$ (76,015)	

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Kyocera Corporation and Consolidated Subsidiaries
For the three years ended March 31, 2002

(Yen in millions and U.S. dollars in thousands –Note 2)

	2002	2001	2000	2002
Cash flows from operating activities:				
Net income	¥ 31,953	¥ 219,529	¥ 50,345	$ 240,248
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	88,497	74,172	58,342	665,391
Provision for doubtful accounts	3,593	4,273	10,204	27,015
Losses on inventories	11,872	2,816	7,577	89,263
Deferred income taxes	(12,879)	58,476	(19,281)	(96,835)
Minority interests	299	20,206	5,430	2,248
Equity in (earnings) losses of affiliates and unconsolidated subsidiaries	(1,559)	(2,209)	6,980	(11,722)
Losses on devaluation of investment securities	5,771	587	1,128	43,391
Gain on sale of investment in a subsidiary	–	–	(28,175)	–
Gain on stock issuance of an affiliate	–	(174,076)	–	–
Cumulative effect of change in accounting principle	1,838	–	–	13,820
Foreign currency adjustments	(6,280)	(10,080)	6,194	(47,218)
Change in assets and liabilities:				
Decrease (increase) in receivables	55,047	(56,147)	(39,636)	413,887
Decrease (increase) in inventories	40,443	(58,087)	(21,252)	304,083
Decrease (increase) in other current assets	4,683	(9,531)	(759)	35,211
(Decrease) increase in notes and accounts payable	(36,257)	45,124	28,613	(272,609)
(Decrease) increase in accrued income taxes	(37,923)	20,201	20,897	(285,135)
(Decrease) increase in other current liabilities	(9,767)	12,150	9,634	(73,436)
Increase in other non-current liabilities	2,299	6,041	9,998	17,286
Other, net	(701)	(4,254)	1,691	(5,271)
Total adjustments	108,976	(70,338)	57,585	819,369
Net cash provided by operating activities	140,929	149,191	107,930	1,059,617
Cash flows from investing activities:				
Payments for purchases of available-for-sale securities	(47,402)	(8,702)	(60,205)	(356,406)
Payments for purchases of held-to-maturity securities	(13,588)	(62,315)	–	(102,165)
Payments for purchases of investments and advances	(465)	(3,377)	(959)	(3,496)
Sales and maturities of available-for-sale securities	44,934	7,762	49,533	337,849
Maturities of held-to-maturity securities	38,697	20,995	–	290,955
Payments for purchases of property, plant and equipment	(59,031)	(103,132)	(66,783)	(443,842)
Proceeds from sales of property, plant and equipment	1,809	9,473	3,074	13,601
Payments for purchases of intangible assets	(10,669)	(6,535)	(2,885)	(80,218)
Proceeds from sale of investment in a subsidiary	–	–	34,467	–
Acquisitions of businesses, net of cash acquired	(60)	368	(30,556)	(451)
Restricted cash	(6,959)	(3,986)	(848)	(52,323)
Other, net	1,596	(767)	1,414	12,000
Net cash used in investing activities	(51,138)	(150,216)	(73,748)	(384,496)
Cash flows from financing activities:				
(Decrease) increase in short-term debt	(30,345)	33,717	16,997	(228,158)
Proceeds from issuance of long-term debt	60,043	30,129	20,454	451,451
Payments of long-term debt	(9,659)	(27,032)	(35,567)	(72,624)
Payments of liabilities deferred pursuant to the rehabilitation plan	(25,609)	(11,145)	–	(192,549)
Dividends paid	(12,773)	(12,325)	(12,198)	(96,037)
Purchase of treasury stock	(628)	(1,736)	(9,714)	(4,722)
Other, net	575	723	161	4,323
Net cash (used in) provided by financing activities	(18,396)	12,331	(19,867)	(138,316)
Effect of exchange rate changes on cash and cash equivalents	8,171	11,083	(7,788)	61,436
Net increase in cash and cash equivalents	79,566	22,389	6,527	598,241
Cash and cash equivalents at beginning of year	201,333	178,944	172,417	1,513,782
Cash and cash equivalents at end of year	¥ 280,899	¥ 201,333	¥ 178,944	$ 2,112,023

The accompanying notes are an integral part of these statements.

(Yen in millions and U.S. dollars and shares in thousands, except per share amounts–Note 2)

1. ACCOUNTING POLICIES:

Financial Statements Presentation:

The accounts of Kyocera Corporation (the "Company") and its Japanese subsidiaries are generally maintained to conform with Japanese accounting practices. Adjustments, including the applicable income tax effects, which are not recorded in the Company's books of account, have been made to the accompanying consolidated financial statements in order to present them in conformity with accounting principles generally accepted in the United States of America. Such adjustments include principally: (1) accounting for investments in certain debt and equity securities; (2) derivative financial instruments; (3) accounting for pensions; (4) accounting for bonds with warrants and (5) equity method of accounting for investments in common stock.

Basis of Consolidation and Accounting for Investments in Affiliated Companies:

The consolidated financial statements include the accounts of the Company and its significant subsidiaries ("Kyocera" as a consolidated group). All significant inter-company transactions and accounts are eliminated.

Investments in 20% to 50% owned companies and insignificant subsidiaries are accounted for by the equity method, whereby Kyocera includes in net income its equity in earnings or losses of these companies, and records its investments at cost adjusted for such equity in earnings or losses.

Revenue Recognition:

Kyocera recognizes sales, when title and risks have passed to customers, the sales prices are fixed or determinable, and collectibility is reasonably assured.

Revenue from fine ceramics group, electronic device group and equipment group are recognized, principally upon delivery to customers. Revenue from direct financing leases is recognized over the term of the leases and amortization of unearned lease income is recognized using the interest method. Interest income on installment loans is recognized on an accrual basis.

Cash and Cash Equivalents:

Cash and cash equivalents include time deposits, certificates of deposit and short-term commercial notes with original maturities of three months or less.

Translation of Foreign Currencies:

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average rates of exchange for the respective years. Translation adjustments result from the process of translating foreign currency financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are reported in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

Inventories:

Inventories are stated at the lower of cost or market. Cost is determined by the average method for approximately 61% and 62% of finished goods and work in process at March 31, 2002 and 2001, respectively, and by the first-in, first-out method for all other inventories.

Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

Property, Plant and Equipment and Depreciation:

Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

The cost of maintenance, repairs and minor renewals is charged to expense in the year incurred; major renewals and betterments are capitalized.

In general, when assets are sold or otherwise disposed of, the profits or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the year of disposal, and costs and accumulated depreciation are removed from the accounts.

Goodwill:

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies and is being amortized on a straight-line basis primarily over not more than 20 years.

Derivative Financial Instruments:
Kyocera utilizes derivative financial instruments to manage its exposure resulting from fluctuations of foreign currencies and interest rates. These derivative financial instruments include foreign currency swaps, foreign currency forward contracts, interest rate swaps and interest rate options. Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Effective April 1, 2001, Kyocera adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an Amendment of SFAS No. 133." Upon the adoption of SFAS No. 133, all derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged in current earnings. However cash flow hedges which meet the criteria of SFAS No. 133 may qualify for hedge accounting treatment. Changes in the fair value of the effective portion of these hedge derivatives are deferred in other comprehensive income and charged to earnings when the underlying transaction being hedged occurs.

Kyocera designated certain interest rate swaps and interest rate options as cash flow hedges under SFAS No. 133. Foreign currency swaps and foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities and as such do not qualify for special hedge accounting. Accordingly, Kyocera records changes in fair value of all foreign currency swaps and foreign currency forward contracts currently in earnings. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes all derivatives designated as cash flow hedge are linked to specific assets and liabilities on the balance sheet. Kyocera also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When hedge accounting is discontinued, the derivative will continue to be carried on the balance sheet at its fair value, with deferred unrealized gains or losses charged immediately in current earnings.

In accordance with the transition provisions of SFAS No. 133, Kyocera recorded a one-time and non-cash unrealized loss of ¥106 ($797), net of taxes, in accumulated other comprehensive income to recognize derivatives that are designated as cash flow hedges and qualify for hedge accounting. Kyocera also recorded a one-time and non-cash realized loss of ¥1,838 ($13,820), net of taxes, in the consolidated statement of income as a cumulative effect of change in accounting principle to record those derivatives that are designated as cash flow hedges, but not qualified for hedge accounting with loss of ¥1,518 ($11,414) and are designated as cash flow hedges, but for which hedge accounting was not adopted (loss of ¥320 ($2,406)).

Earnings and Cash Dividends per Share:
Earnings per share is computed based on SFAS No. 128, "Earnings per Share."

Basic earnings per share is computed based on the weighted average number of shares outstanding during each period. Diluted earnings per share assumes the dilution that could occur if all options and warrants were exercised and resulted in the issuance of common stock.

Cash dividends per share is those declared with respect to the earnings for the respective periods for which dividends were proposed by the Board of Directors. Dividends are charged to retained earnings in the year in which they are paid.

Research and Development Expenses and Advertising Expenses:
Research and development expenses and advertising expenses are charged to operations as incurred.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards:
In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141 "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually and written off when impaired. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. SFAS No. 142

is effective for fiscal years beginning after December 15, 2001, however, goodwill and intangible assets acquired after June 30, 2001 are subject to nonamortization or amortization provision of SFAS No. 142. The adoption of SFAS No. 141 did not have a material effect on the Company's financial position and results of operations. There have been no events since April 1, 2002 which would indicate that an impairment of any material goodwill and other intangible assets has or may have occurred which would require Kyocera to complete an impairment test under the guidelines of SFAS No. 142. Kyocera have not yet fully assessed the impact of SFAS No. 142 on its operating results and financial condition.

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations." SFAS No. 143 requires full recognition of asset retirement obligations on the balance sheet from the point in time at which a legal obligation exists. The obligation is required to be measured at fair value. The carrying value of the asset or assets to which the retirement obligation relates would be increased by an amount equal to the liability recognized. This amount would then be included in the depreciable base of the asset and charged to income over its life as depreciation. This statement is effective for fiscal years beginning after June 15, 2002. Management is assessing the impact of SFAS No. 143 may have on Kyocera's financial position or results of operations, if any.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and provides new rules on asset impairment and a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of SFAS No. 121 the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. SFAS No. 144 also supersedes the accounting and reporting provisions of Accounting Principles Board (APB) No. 30 "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed of. SFAS No. 144 retains requirement made by APB No. 30 that entities report discontinued operations separately from continuing operations and also extends that reporting requirement to "a component of an entity" that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as "held for sale." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. Management is currently evaluating the impact of SFAS No. 144 will have on Kyocera's financial position or results of operations.

2. DOLLAR AMOUNTS:

The consolidated financial statements presented herein are expressed in Japanese yen, and, solely for the convenience of the readers, have been translated into U.S. dollars for 2002 at the rate of ¥133=US$1, the rate prevailing on March 31, 2002. This translation should not be construed as a representation that the yen amounts shown could be so converted into U.S. dollars at ¥133=US$1 or at any other rate.

3. INVESTMENTS IN DEBT AND EQUITY SECURITIES:

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of tax. Held-to-maturity securities are recorded at amortized cost. Almost all of gross unrealized losses on equity securities was derived from a decline in market value of the KDDI shares held by the company.

Kyocera evaluates whether the decline in fair value of debt and equity securities with readily determinable fair values are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost and the anticipated recoverability in fair value.

Other-than-temporary loss on equity securities for the years ended March 31, 2002, 2001 and 2000 amounted to ¥5,061 ($38,053), ¥471 and ¥1,128, respectively.

Investments in debt and equity securities at March 31, 2002 and 2001, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows:

	March 31, 2002 Cost*	2002 Aggregate Fair Value	2002 Gross Unrealized Gains	2002 Gross Unrealized Losses	2001 Cost*	2001 Aggregate Fair Value	2001 Gross Unrealized Gains	2001 Gross Unrealized Losses
Available-for-sale securities:								
Corporate debt securities	¥ 28,127	¥ 27,838	¥ 19	¥ 308	¥ 7,090	¥ 7,082	¥ 68	¥ 76
Other debt securities	24,056	21,821	4	2,239	41,339	39,715	91	1,715
Equity securities	262,039	216,100	6,163	52,102	266,027	258,610	9,762	17,179
Total available-for-sale securities	314,222	265,759	6,186	54,649	314,456	305,407	9,921	18,970
Held-to-maturity securities:								
Corporate debt securities	31,091	30,626	1	466	41,978	41,817	18	179
Other debt securities	12,591	12,568	4	27	27,021	27,025	4	0
Total held-to-maturity securities	43,682	43,194	5	493	68,999	68,842	22	179
Total investments in debt and equity securities	¥ 357,904	¥ 308,953	¥ 6,191	¥ 55,142	¥ 383,455	¥ 374,249	¥ 9,943	¥ 19,149

	March 31, 2002 Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities:				
Corporate debt securities	$ 211,482	$ 209,308	$ 142	$ 2,316
Other debt securities	180,872	164,068	31	16,835
Equity securities	1,970,218	1,624,812	46,338	391,744
Total available-for-sale securities	2,362,572	1,998,188	46,511	410,895
Held-to-maturity securities:				
Corporate debt securities	233,767	230,271	8	3,504
Other debt securities	94,669	94,496	30	203
Total held-to-maturity securities	328,436	324,767	38	3,707
Total investments in debt and equity securities	$ 2,691,008	$ 2,322,955	$ 46,549	$ 414,602

*Cost represents amortized cost for debt securities and acquisition cost for equity securities. The cost basis of the individual securites is written down to fair value as a new cost basis when other–than–temporary impairment is recognized.

At March 31, 2002, the contractual maturities of available-for-sale and held-to-maturity securities are summarized as follows:

	March 31, 2002							
	Available-for-Sale		Held-to-Maturity		Available-for-Sale		Held-to-Maturity	
	Cost	Aggregate Fair Value	Cost	Aggregate Fair Value	Cost	Aggregate Fair Value	Cost	Aggregate Fair Value
Due within 1 year	¥ 4,400	¥ 4,391	¥ 10,902	¥ 10,887	$ 33,083	$ 33,015	$ 81,970	$ 81,857
Due after 1 year to 5 years	24,733	24,443	32,780	32,307	185,963	183,782	246,466	242,910
Due after 5 years	23,050	20,825	–	–	173,308	156,579	–	–
Equity securities	262,039	216,100	–	–	1,970,218	1,624,812	–	–
	¥314,222	¥265,759	¥ 43,682	¥ 43,194	$ 2,362,572	$1,998,188	$328,436	$324,767

Proceeds from sales of available-for-sale securities and the related gross realized gains and losses for the years ended March 31, 2002, 2001 and 2000 are as follows:

	Years ended March 31,			
	2002	2001	2000	**2002**
Proceeds from sales of available-for-sale securities	¥ **8,589**	¥ 1,000	¥ 20,285	$ **64,579**
Gross realized gains	**402**	–	8,753	**3,023**
Gross realized losses	**198**	–	1,125	**1,489**

For the purpose of computing gains and losses, the cost of those securities is determined by the moving average method.

4. FINANCE RECEIVABLES:

Finance receivables at March 31, 2002 and 2001 consist of the following:

	March 31,		
	2002	2001	**2002**
Investments in financing leases (a):			
Minimum lease payments receivable	¥ **11,714**	¥ 13,253	$ **88,075**
Unearned lease income	**(981)**	(1,306)	**(7,376)**
	10,733	11,947	**80,699**
Less–allowance for doubtful accounts (c)	**(407)**	(5)	**(3,060)**
	10,326	11,942	**77,639**
Less–current portion	**(4,388)**	(3,655)	**(32,992)**
	¥ **5,938**	¥ 8,287	$ **44,647**
Other finance receivables (b)	**207,743**	155,507	**1,561,977**
Less–allowance for doubtful accounts (c)	**(51,383)**	(53,630)	**(386,338)**
	156,360	101,877	**1,175,639**
Less–current portion	**(78,553)**	(61,441)	**(590,624)**
	¥ **77,807**	¥ 40,436	$ **585,015**
	¥ **83,745**	¥ 48,723	$ **629,662**

(a) Investments in financing leases consist primarily of direct financing leases of telecommunication equipment and information systems. Future minimum lease payments to be received for each of the five years and thereafter are as follows:

Years ending March 31,		
2003	¥ 4,907	$ 36,895
2004	3,141	23,616
2005	1,996	15,007
2006	1,333	10,023
2007	293	2,203
2008 and thereafter	44	331
	¥ 11,714	$ 88,075

(b) Other finance receivables consist primarily of installment loans to affiliates and other parties.

Investments in loans of ¥21,020 ($158,045) and ¥26,561 at March 31, 2002 and 2001 are considered to be impaired, for which valuation allowances at March 31, 2002 and 2001 are provided by ¥15,951 ($119,932) and ¥20,268 calculated under SFAS No.114, "Accounting by Creditors for Impairment Loan" and included in allowances for doubtful accounts.

The average recorded investments in impaired loans for the years ended March 31, 2002 and 2001 are ¥24,461 ($183,917) and ¥28,699, respectively. The related recognized interest income for the year ended March 31, 2002 and 2001 are ¥129 ($970) and ¥143, respectively.

The interest received from cash payments on impaired loans are recorded as income, unless the collectibility of the remaining investments is doubtful, where cash receipt is recorded as collection of the principal.

(c) Changes in allowances for doubtful accounts on finance receivables are as follows:

	2002	2001	2000	2002
Beginning balance	¥ 53,635	¥ 56,222	¥ 47,870	$ 403,270
Provision charged to income	1,096	3,614	9,493	8,241
Charge-offs	(2,941)	(6,201)	(1,141)	(22,113)
Ending balance	¥ 51,790	¥ 53,635	¥ 56,222	$ 389,398

5. INVENTORIES:

Inventories at March 31, 2002 and 2001 are as follows:

	2002	2001	2002
Finished goods	¥ 103,070	¥ 116,381	$ 774,962
Work in process	40,196	59,658	302,226
Raw materials and supplies	62,540	76,784	470,226
	¥ 205,806	¥ 252,823	$1,547,414

6. INVESTMENTS IN AND ADVANCES TO AFFILIATES:

The Company owns a 27.95% interest in Kinseki, Ltd., a major manufacturer of crystal related components and a 36.02% interest in Taito Corporation, which operates in the electronic amusement business.

On October 1, 2000, Taito Corporation merged with Kyocera Multimedia Corporation. The Company had held a 62.75% equity interest in Kyocera Multimedia Corporation. As a result of the merger, the Company's equity interest in Taito increased from 20.45% to 36.02%.

At March 31, 2002, the unamortized excess of the Company's equity in the underlying net assets of Taito Corporation over its investments was ¥919 ($6,910). Amortization included in equity in earnings of affiliates for the years ended March 31, 2002 and 2001 was ¥263 ($1,977) and ¥131, respectively.

As from October 1, 2000, the Company discontinued the equity method of accounting for investments in common stock of KDDI. Please see note 16 about the details.

Summarized financial information concerning affiliates, which are accounted for by the equity method, is as follows:

	March 31,		
	2002	2001	**2002**
Current assets	¥ **81,415**	¥ 68,835	$ **612,143**
Non-current assets	**69,642**	77,709	**523,624**
Total assets	¥ **151,057**	¥ 146,544	$ **1,135,767**
Current liabilities	¥ **44,653**	¥ 34,255	$ **335,737**
Non-current liabilities	**14,888**	14,388	**111,940**
Total liabilities	¥ **59,541**	¥ 48,643	$ **447,677**
Kyocera's investments in and advances to affiliates	¥ **26,206**	¥ 24,749	$ **197,037**
Kyocera's trade receivables from affiliates	**679**	4,625	**5,105**

	Years ended March 31,			
	2002	2001	2000	**2002**
Net sales	¥ **135,332**	¥ 990,110	¥ 1,635,671	$ **1,017,534**
Profit from operations	**4,898**	52,989	17,315	**36,827**
Net income (loss)	**82**	9,695	(22,407)	**617**
Kyocera's equity in earnings (losses) of affiliates	**1,284**	1,748	(7,718)	**9,654**
Kyocera's sales to affiliates	**2,387**	53,808	81,335	**17,947**

The aggregate market value of investments in those listed affiliates at March 31, 2002 and 2001 are ¥24,312 ($182,797) and ¥17,609, respectively.

7. SHORT-TERM BORROWINGS AND LONG-TERM DEBT:

Short-term borrowings at March 31, 2002 and 2001 are comprised of the following:

Loans, principally from banks with average interest rate of 0.93% and 1.55% at March 31, 2002 and 2001, respectively.			
	2002	2001	2002
Secured	¥ 19,745	¥ 20,546	$ 148,459
Unsecured	87,135	114,822	655,150
	¥ 106,880	¥ 135,368	$ 803,609

Long-term debt at March 31, 2002 and 2001 are comprised of the following:

Loans, principally from banks with interest ranging from 0.54% to 13.85% and from 0.38% to 9.00% at March 31, 2002 and 2001, respectively.			
	2002	2001	2002
Secured	¥ 24,840	¥ 31,251	$ 186,767
Unsecured	84,417	28,217	634,714
	109,257	59,468	821,481
Less, portion due within one year	(12,401)	(7,162)	(93,241)
	¥ 96,856	¥ 52,306	$ 728,240

Aggregate maturities of long-term debt at March 31, 2002 are as follows:

Years ending March 31,		
2004	¥ 31,015	$ 233,195
2005	42,627	320,504
2006	3,719	27,962
2007	10,368	77,955
2008 and thereafter	9,127	68,624
	¥ 96,856	$ 728,240

Kyocera's assets pledged as collateral for short-term borrowings and long-term debt at March 31, 2002 and 2001, are summarized as follows:

	2002	2001	2002
Trade receivables	¥ 33,111	¥ 24,518	$ 248,955
Finance receivables	28,651	35,413	215,421
Inventories	23,334	21,334	175,443
Property and equipment, net of accumulated depreciation	16,498	16,747	124,045
Others	12,912	7,870	97,083
	¥ 114,506	¥ 105,882	$ 860,947

8. IMPLEMENTATION OF THE REHABILITATION PLAN:

Kyocera Mita Corporation (KMC) submitted the revision plan for its rehabilitation plan to the Osaka District Court in November 2001.

KMC planned to pay the debts under its rehabilitation plan until July 2009 in accordance with the plan accepted by the district court on January 18, 2000.

KMC paid all of the debts under the rehabilitation plan in February 2002 in accordance with the revision plan. On March 5, 2002, the District Court concluded that KMC had fulfilled all obligations under the rehabilitation plan.

9. BENEFIT PLANS:

Domestic:

The Company and certain subsidiaries adopt Employee Pension Fund ("EPF"), which was established pursuant to the Japanese Welfare Pension Insurance Law ("JWPIL"). Benefits under the EPF generally are based on the current rate of base salary, employee's position, length of service and conditions under which the termination occurs. In accordance with the JWPIL, a portion of the government's social security pension program, under which the employer and employee contribute an equal amount, is contracted out to the Company ("contracted-out portion"). The Company and certain subsidiaries add to it its own non-contributory pension plan ("corporate portion"). The combined pension plan is managed and operated by banks, which act as the trustees.

Kyocera's funding policy is to contribute annually the amount that is required by applicable laws and regulations.

In February 2002, the Company decided to revise the qualification age for pensioners, effective April 2002. This amendment reduced the projected benefit obligation of the pension plans for the Company. This effect of the reduction in the projected benefit obligation has been reflected as a prior service cost not yet recognized.

The unfunded plans of certain domestic consolidated subsidiaries have been excluded as they are not material.

Kyocera, with respect to directors and corporate auditors, provides for lump-sum severance benefits.

While Kyocera has no legal obligation, it is a customary practice in Japan to make lump-sum payments to a director or a corporate auditor upon retirement. An annual provision is made in the accounts for the estimated cost of this termination plan, which is not funded.

	March 31,		
	2002	2001	2002
Change in benefit obligations:			
Benefit obligation at beginning of year	¥ 167,452	¥ 163,425	$ 1,259,038
Increase by acquisition of subsidiaries	–	18,276	–
Service cost	10,233	11,359	76,940
Interest cost	4,933	5,294	37,090
Plan participants' contributions	1,440	1,469	10,827
Plan amendment	(7,858)	(30,896)	(59,083)
Actuarial (gain) loss	(14,314)	2,230	(107,624)
Benefits paid	(2,382)	(3,705)	(17,910)
Benefit obligation at end of year	159,504	167,452	1,199,278
Change in plan assets:			
Fair value of plan assets at beginning of year	97,944	91,605	736,421
Increase by acquisition of subsidiaries	–	7,484	–
Actual return on plan assets	(6,266)	(8,160)	(47,113)
Employer contribution	9,873	9,157	74,233
Plan participants' contributions	1,440	1,469	10,827
Benefits paid	(2,316)	(3,611)	(17,413)
Fair value of plan assets at end of year	100,675	97,944	756,955
Funded status	(58,829)	(69,508)	(442,323)
Unrecognized net loss	46,456	52,127	349,293
Prior service cost not yet recognized	(34,213)	(27,797)	(257,241)
Unrecognized net transition obligation	2,902	3,845	21,820
Net amount recognized	¥ (43,684)	¥ (41,333)	$ (328,451)
Amounts recognized in the statements of financial position consist of:			
Accrued benefit liability	¥ (43,684)	¥ (41,333)	$ (328,451)
Net amount recognized	¥ (43,684)	¥ (41,333)	$ (328,451)

	Years ended March 31,			
	2002	2001	2000	2002
Net pension cost includes the following components:				
Service cost	¥ 10,233	¥ 11,359	¥ 10,273	$ 76,940
Interest cost	4,933	5,294	4,507	37,090
Expected return on plan assets	(4,393)	(4,219)	(2,517)	(33,030)
Amortization of transition obligation	943	943	226	7,090
Amortization of prior service cost	(1,441)	171	290	(10,834)
Recognized actuarial loss	2,016	872	2,167	15,158
Net periodic pension cost	¥ 12,291	¥ 14,420	¥ 14,946	$ 92,414
Assumptions used in the accounting:				
Discount rate	2.5%	2.5%-3.0%	3.0%	
Rate of increase in compensation levels	3.0%	3.0%-4.0%	4.0%	
Expected long-term rate of return on plan assets	3.5%-4.5%	3.5%-4.5%	6.0%	

Foreign:

a. Pension plans

Kyocera International, Inc. (KII) and AVX Corporation (AVX), which are both consolidated U.S. subsidiaries of the Company, maintain non-contributory defined benefit pension plans in the U.S. and contributory defined benefit pension plans outside the U.S. The KII plan covers substantially all full-time the U.S. employees, of which benefits are based on years of service and the employees' average compensation. The AVX plans provide a flat benefit formula to the U.S. employees covered under collective bargaining agreements and a percentage of final pay benefit formula for European salaried employees and certain hourly paid employees. Funding policies for these plans are to contribute the statutory required amounts to appropriate trust or governmental funds.

The following table sets forth the funded status of the KII and AVX plans:

	March 31, 2002	March 31, 2001	March 31, 2002
Change in benefit obligations:			
Benefit obligation at beginning of year	¥ 16,027	¥ 12,731	$ 120,504
Service cost	594	437	4,466
Interest cost	1,022	912	7,684
Plan participants' contributions	81	89	609
Actuarial (gain) loss	(130)	374	(977)
Benefits paid	(737)	(572)	(5,541)
Plan amendment	15	–	113
Foreign exchange adjustment	564	2,056	4,240
Benefit obligation at end of year	17,436	16,027	131,098
Change in plan assets:			
Fair value of plan assets at beginning of year	17,150	14,776	128,947
Actual return on plan assets	(944)	362	(7,098)
Employer contribution	379	146	2,850
Plan participants' contributions	81	89	609
Benefits paid	(737)	(572)	(5,541)
Foreign exchange adjustment	539	2,349	4,053
Fair value of plan assets at end of year	16,468	17,150	123,820
Funded status	(968)	1,123	(7,278)
Unrecognized net loss (gain)	83	(1,969)	624
Prior service cost not yet recognized	49	38	368
Unrecognized net transition obligation	–	(11)	–
Net amount recognized	¥ (836)	¥ (819)	$ (6,286)

	Years ended March 31, 2002	2001	2000	2002
Net pension cost includes the following components:				
Service cost	¥ 594	¥ 437	¥ 475	$ 4,466
Interest cost	1,022	912	845	7,684
Expected return on plan assets	(1,306)	(1,289)	(1,140)	(9,820)
Amortization of transition obligation	(4)	(6)	(5)	(30)
Amortization of prior service cost	(1)	1	1	(7)
Recognized actuarial gain	(58)	(137)	(58)	(436)
Net periodic pension cost	¥ 247	¥ (82)	¥ 118	$ 1,857
Assumptions used in the accounting:				
Discount rate	6.00%-7.30%	6.00-7.75%	6.25-7.75%	
Rate of increase in compensation levels	3.00%-4.50%	2.50-4.50%	2.50-4.50%	
Expected long-term rate of return on plan assets	7.00%-9.00%	6.50-9.00%	8.00-9.00%	

b. Savings plans

KII and AVX maintain retirement savings plans which allow eligible U.S. employees to defer part of their annual compensation. AVX also maintains a non-qualified deferred compensation program which permits key employees to annually elect to defer a portion of their compensation until retirement.

Contribution to the plans for the years ended March 31, 2002, 2001 and 2000 were ¥1,255 ($9,436), ¥1,286 and ¥968, respectively.

10. STOCK OPTIONS PLANS:

Domestic:

The Company provides all directors and certain key employees of the Company with stock option plans. Under the plans, they were granted options to purchase the Company's shares of common stock at a price determined by multiplying by 1.1 the average market price of the Company's common stock in previous month of the date of the grant. The options granted in 2001 and 2002 vest equally and are exercisable over four years. The options granted in 2002 vest equally and are exercisable over two years. At March 31, 2002, the Company reserved 1,252,300 shares of its common stock for the plan.

The following table summarizes information on the stock option plan for the three-year period ended March 31, 2002:

	Number of Options	Weighted Average Exercise Price	
Balance–March 31, 1999	–	–	
Granted	1,325,600	¥ 8,029	
Exercised	(51,400)	8,029	
Canceled	(30,600)	8,029	
Balance–March 31, 2000	1,243,600	8,029	
Granted	76,800	18,900	
Exercised	(52,300)	8,029	
Canceled	(19,500)	8,029	
Balance–March 31, 2001	1,248,600	8,698	
Granted	59,200	9,470	$ 71.20
Exercised	(29,400)	8,029	60.37
Canceled	(26,100)	8,029	60.37
Balance–March 31, 2002	1,252,300	8,764	65.89
Weighted average contractual life 1.5 years	1,175,500	¥ 8,102	$ 60.92
Weighted average contractual life 2.5 years	76,800	18,900	142.11
Exercisable options:			
March 31, 2000			
Exercise price ¥8,029	276,400	¥ 8,029	
March 31, 2001			
Exercise price ¥8,029	542,600	8,029	
Exercise price ¥18,900	19,200	18,900	
Total options	561,800	8,401	
March 31, 2002			
Exercise price ¥8,029 and ¥9,470	842,600	8,080	$ 60.75
Exercise price ¥18,900	38,400	18,900	142.11
Total options	881,000	8,551	64.29

The fair value of options at the date of grant for fiscal 2002 and 2001 are calculated using the Black Scholes model with the following assumptions:

	Years ended March 31,			
	2002	2001	2000	2002
Fair value	¥ 1,835	¥ 4,884	¥ 1,816	$ 13.80
Interest rate	0.068%	0.997%	0.876%	
Expected life	2 years	4 years	4 years	
Volatility	52.540%	31.791%	31.744%	
Expected dividends	0.749%	0.317%	0.771%	

Foreign:

AVX has two stock option plans. Under the 1995 stock option plan, as amended, AVX may grant options to employees for the purchase of up to an aggregate of 9,300,000 shares of common stock. Under the Non-Employee Directors' stock option plan, as amended, AVX may grant options to non-employee directors for the purchase of up to an aggregate of 500,000 shares of common stock. Under both plans, the exercise price of each option shall not be less than the market price of AVX's stock on the date of grant and with a maximum term of 10 years. Options granted under the 1995 stock option plan vest as to 25% annually and options granted under the Non-Employee Directors' stock option plan vest as to one third annually.

The following table summarizes the transactions of AVX's stock option plans for the three-year period ended March 31, 2002.

	Number of Options	Weighted Average Exercise Price
Balance - March 31, 1999	4,656,150	$ 10.60
Granted	928,200	8.24
Exercised	(1,996,722)	11.33
Canceled	(83,100)	8.57
Balance - March 31, 2000	3,504,528	9.61
Granted	1,367,500	23.84
Exercised	(757,234)	10.51
Canceled	(64,400)	11.46
Balance - March 31, 2001	4,050,394	14.22
Granted	120,000	22.23
Exercised	(562,794)	9.10
Canceled	(87,000)	18.47
Balance - March 31, 2002	3,520,600	15.20
Price range $7.50 to $12.75 (weighted average contractual life 5.7 years)	2,022,950	$ 9.26
Price range $15.44 to $29.30 (weighted average contractual life 8.4 years)	1,497,650	22.23
Exercisable options:		
March 31, 2000	1,289,628	$ 11.07
March 31, 2001	1,458,594	10.05
March 31, 2002	1,888,825	12.31

The calculated fair value at the date of grant for each option granted during the years ended March 31, 2002, 2001 and 2000 was $10.91, $8.95 to $17.24 and $3.39 to $7.39, respectively. The fair value of options at the date of grant was calculated using the Black Scholes model with the following weighted average assumptions:

	Years ended March 31,		
	2002	2001	2000
Interest rate	**6.6%**	6.6%	6.26-6.6%
Expected life	**4 years**	5 years	5 years
Volatility	**60%**	57-65%	45-50%
Expected dividends	**0.92%**	0.47-0.82%	0.84-1.63%

Pro forma fair value information:

SFAS No. 123 "Accounting for Stock-Based Compensation" allows a company to record compensation cost for stock-based compensation plans at fair value or provide pro forma disclosures. Kyocera has chosen to continue to account for stock-based compensation using the method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation costs for fixed stock options granted at or above fair market value are recognized. Accordingly, no compensation expense has been recognized for stock based compensation plans in the consolidated statements of income. Had compensation expense for Kyocera's stock options been recognized based on the grant dates under the methodology prescribed by SFAS No. 123, Kyocera's net income and earnings per share for the years ended March 31, 2002, 2001 and 2000 would have been impacted as shown in the following table:

	Years ended March 31,			
	2002	2001	2000	2002
Pro forma income before cumulative effect of change in accounting principle	¥ 32,601	¥ 218,495	¥ 49,849	$ 245,120
Pro forma net income	30,763	218,495	49,849	231,301
Pro forma earnings per share:				
Pro forma income before cumulative effect of change in accounting principle:				
Basic	¥ 172.45	¥ 1,155.74	¥ 263.10	$ 1.30
Diluted	172.38	1,153.08	262.81	1.30
Pro forma net income:				
Basic	162.73	1,155.74	263.10	1.22
Diluted	162.66	1,153.08	262.81	1.22

11. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES:

Kyocera's activities expose it to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. Over sixty percent of Kyocera's revenues are generated from overseas customers, which exposes to foreign currency exchange rates. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera's risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts, swaps and options, to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera's operations and competitive position, since exchange rates changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that uses derivative financial instruments, such as interest rate swaps and options, to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera exposes itself to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (1) entering into transactions with creditworthy counterparties, (2) limiting the amount of exposure to each counterparty, and (3) monitoring the financial condition of its counterparties.

Cash Flow Hedges

Kyocera uses interest rate swaps and options mainly to convert a portion of its variable rate debt to fixed rates.

In fiscal 2002, Kyocera recognized a net gain of ¥306 ($2,301) (reported as other income (expenses) - other, net in the consolidated statement of income), which represented the ineffective portion of cash flow hedge.

Kyocera also charged a previously deferred net loss of ¥60 ($451) to interest expense in the consolidated statement of income, as a result of the execution of the corresponding transaction.

As of March 31, 2002, ¥425 ($3,196), net of tax, was recorded as unrealized losses on derivative instruments accumulated in other comprehensive income, which represented changes in fair value of the effective portion of cash flow hedges which qualify and have been designated for hedge accounting treatment. These deferred losses are anticipated to be charged to earnings during the next thirty months as the underlying transactions occur.

Other Derivatives

Kyocera's main direct foreign export sales and some import purchases are denominated in the customers' and suppliers' local currency, principally the U.S. dollar, Euro and STG. Kyocera purchases foreign currency swaps and forward contracts with terms normally lasting less than three months to protect against the adverse effects that exchange-rate fluctuations may have on foreign-currency-denominated trade receivables and payables. Kyocera does not adopt hedge accounting for such derivatives. The gain and losses on both the derivatives and the foreign-currency-denominated trade receivable and payables are recorded as foreign currency transaction (losses) gains in the consolidated statements of income.

The aggregate contract amounts of derivative financial instruments are as follows:

	March 31,		
	2002	2001	**2002**
Currency swaps*	¥ **669**	¥ 580	$ **5,030**
Foreign currency forward contracts to sell*	**56,582**	80,192	**425,429**
Foreign currency forward contracts to purchase*	**6,146**	9,589	**46,211**
Interest rate swaps	**127,908**	89,862	**961,714**
Interest rate options	**–**	27,000	**–**

* Hedge accounting is not adopted.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS:

The fair value of financial instruments at March 31, 2002 and 2001 and the methods and assumptions used to estimate the fair value are as follows:

	March 31,					
	2002		2001		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Non-derivatives:						
Assets:						
Cash and cash equivalents (a)	¥ 280,899	¥ 280,899	¥ 201,333	¥ 201,333	$ 2,112,023	$ 2,112,023
Restricted cash (a)	59,509	59,509	47,885	47,885	447,436	447,436
Short-term investments (b)	10,902	10,887	39,071	39,066	81,970	81,857
Short-term finance receivables (c)	78,553	78,576	61,441	61,452	590,624	590,797
Securities and other investments (b)(c)	301,659	301,186	339,603	339,452	2,268,113	2,264,556
Long-term finance receivables (c)	77,807	82,069	40,436	40,949	585,015	617,060
	¥ 809,329	¥ 813,126	¥ 729,769	¥ 730,137	$ 6,085,181	$ 6,113,729
Liabilities:						
Short-term borrowings (a)	¥ (106,880)	¥ (106,880)	¥ (135,368)	¥ (135,368)	$ (803,609)	$ (803,609)
Current portion of long-term debt (c)	(12,401)	(12,407)	(7,162)	(7,232)	(93,241)	(93,286)
Long-term debt (c)	(96,856)	(97,456)	(52,306)	(52,430)	(728,240)	(732,752)
Liabilities deferred pursuant to the rehabilitation plan (c)	–	–	(25,700)	(26,394)	–	–
	¥ (216,137)	¥ (216,743)	¥ (220,536)	¥ (221,424)	$(1,625,090)	$(1,629,647)
Derivatives:						
Currency swaps (d)	¥ 3	¥ 3	¥ –	¥ (50)	$ 23	$ 23
Foreign currency forward contracts to sell (d)	(779)	(779)	(2,368)	(3,087)	(5,857)	(5,857)
Foreign currency forward contracts to purchase (d)	25	25	210	237	188	188
Interest rate swaps (d)	(1,640)	(1,640)	–	(1,523)	(12,331)	(12,331)
Interest rate options (d)	–	–	57	6	–	–

Both short-term finance receivables and long-term finance receivables in the above do not include investments in direct financing leases.

(a) The carrying amount approximates fair value because of the short maturity of these instruments.

(b) The fair value is based on quoted market prices.

(c) The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities.

(d) The fair value is estimated based on quotes from financial institutions.

13. COMMITMENTS AND CONTINGENCIES:

At March 31, 2002, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating approximately ¥5,168 ($38,857) principally within one year.

The Company guarantees the debt of unconsolidated subsidiaries aggregating ¥1,000 ($7,519) at March 31, 2002. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate the Company to make payments in the event of default by the borrowers. The Company knows no event of default.

A foreign subsidiary has a material supply agreement for a significant portion of its anticipated material used in operation. Under the agreement, during the fiscal year ended March 31, 2002, the foreign subsidiary purchased ¥17,138 ($128,857) and will purchase ¥40,607 ($305,316) in total for next four years.

Kyocera rents certain office space, stores and other premises under cancelable leases, which are customarily renewed. However, total rental expense is not significant in relation to total operating expenses.

On September 1, 1994, the International Chamber of Commerce issued its award with respect to the arbitration between the Company and LaPine Technology Corporation (LTC), Prudential-Bache Trade Corporation (PBTC) (presently renamed Prudential-Bache Trade Service, Inc.), et al. for the alleged breach of an agreement by the Company in connection with the reorganization of LTC. The award ordered the Company to pay to LTC and PBCT as damages, approximately ¥34,181 ($257,000), including interest, arbitration costs and attorneys' fees. The Company filed a motion to vacate, modify and correct the award in the U.S. District Court for the Northern District of California pursuant to an agreement between the parties providing for broad judicial examination of arbitration awards.

LTC and PBTC filed a motion to confirm the award. On December 11, 1995 the District Court ruled that the agreement between the parties concerning judicial examination of the award was invalid and granted the motion filed by LTC and PBTC without examining the merits of an arbitration award. On January 9, 1996, the Company appealed to the Ninth Circuit Court of Appeals. On December 9, 1997, the Ninth Circuit Court, reversed the District Court, concluded that the provisions in the parties' arbitration agreement providing for broad judicial review were valid and ordered the case returned to the District Court for review of the award under the standards agreed to by the parties.

On April 4, 2000, the District Court issued an order confirming the arbitrators' conclusions of law in Phase 1 of the arbitration. On October 2, 2000, the District Court entered its initial decision on Phase 2 of the arbitration award, which consists of the money damages award. The Court confirmed all of the arbitrators' findings of facts and conclusions of the law, except for one important finding of fact about LTC's profitability in the second quarter of 1987. The Court rules that the arbitrators' finding that LTC achieved an operating profit in the second quarter of 1987 was not supported by substantial evidence.

Subsequently, on March 6, 2001, the District Court entered an order confirming Phase 2 of the award, except for the one finding of fact vacated by its October 2, 2000 ruling. The Court's March 6, 2001, order includes the confirmation of the Arbitrators' award of damages. On April 3, 2001, the Company filed its Notices of Appeal of the District Court's orders confirming the arbitral award.

On May 17, 2001, the District Court entered its amended judgment, ordering compensation to be paid by the Company to LTC and PBTC in an aggregate amount of approximately ¥56,888 ($427,728) plus prejudgment and postjudgment interest. On May 25, the Company filed Notices of Appeal of the judgment.

On June 21, 2001, the District Court entered an order awarding PBTC and LTC attorneys' fees and disbursements. On July 5, 2001, the Company filed Notices of Appeal of that order. The Company's appeal brief was filed in the Ninth Circuit Court of Appeals on August 29, 2001. The Company filed a Reply Brief on December 5, 2001. A hearing was held in the Ninth Circuit Court of Appeals on May 13, 2002. Although it is difficult to predict when the Ninth Circuit Court of Appeals will render a decision, the Company expects a decision by May 2003.

In connection with this litigation, in 1995 the Company purchased from a bank a letter of credit, which remains in place as security for the arbitral award. In order to minimize facility fees for the letter of credit, the Company deposited ¥59,509 ($447,436) in cash on hand restricted for use at March 31, 2002.

Kyocera is involved in litigation, governmental proceedings and disputes in addition to the above. However, based on the information available, management believes that damages, if any, resulting from these actions will not have a significant effect on the consolidated financial statements.

14. STOCKHOLDERS' EQUITY:

Under the Commercial Code of Japan (the "Code"), the entire amount of the issue price of new shares issued is required to be capitalized as stated capital, although the Company may, by resolution of its Board of Directors, capitalize an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital.

The Code requires a domestic company to appropriate as a legal reserve an amount equal to at least 10% of the amount paid out by it as appropriation of retained earnings (including any payment by way of annual dividend and bonuses to Directors and Statutory Auditors) for the period or equal to 10% of any interim dividend until the sum of the legal reserve and the additional paid-in capital equals 25% of its stated capital. The legal reserve and additional paid-in capital may be transferred to stated capital through suitable director actions or used to reduce a deficit through suitable stockholder actions. The appropriated legal reserve at March 31, 2002 included in retained earnings was ¥17,907 ($134,639).

The Code provides certain restrictions on payment of dividends in connection with the repurchased treasury stock. At March 31, 2002, the Company reserved ¥10,110 ($76,015) of treasury stock repurchased mainly for stock options, which are restricted as to the payment of cash dividends. The amount of statutory retained earninges of the Company available for the payments of dividends to stockholders as of March 31, 2002 was ¥479,374 ($3,604,316)

The Company's Board of Directors, with subsequent approval by the stockholders, has declared annual appropriations of retained earnings for various purposes, totaling ¥450,129 ($3,384,429) at March 31, 2002. Any disposition of such appropriations shall be at the discretion of the Board of Directors and stockholders. Such appropriations have not been segregated from retained earnings in the accompanying consolidated financial statements.

Kyocera's equity in retained earnings or deficits of affiliates and unconsolidated subsidiaries accounted for by the equity method of accounting aggregating positive ¥6,262 ($47,083) at March 31, 2002 was included in retained earnings.

Changes in accumulated other comprehensive income are as follows:

	Foreign Currency Translation Adjustments	Minimum Pension Liability Adjustments	Net Unrealized Gains (Losses) on Securities	Net Unrealized Losses on Derivative Financial Instruments	Total Accumulated Comprehensive Income
Balance, March 31, 1999	¥ (32,740)	¥ (7,226)	¥ 5,343	¥ –	¥ (34,623)
Net change for the year	(13,168)	7,226	5,047	–	(895)
Balance, March 31, 2000	(45,908)	–	10,390	–	(35,518)
Net change for the year	31,064	–	(15,219)	–	15,845
Balance, March 31, 2001	(14,844)	–	(4,829)	–	(19,673)
Net change for the year	20,445	–	(23,097)	(425)	(3,077)
Balance, March 31, 2002	¥ 5,601	¥ –	¥ (27,926)	¥ (425)	¥ (22,750)
Balance, March 31, 2001	$ (111,609)	$ –	$ (36,308)	$ –	$ (147,917)
Net change for the year	153,722	–	(173,661)	(3,196)	(23,135)
Balance, March 31, 2002	$ 42,113	$ –	$ (209,969)	$ (3,196)	$ (171,052)

15. INCOME TAXES:

Income before income taxes and income taxes are made up of the following components:

	2002	2001	2000	2002
Income before income taxes:				
Domestic	¥ 51,749	¥ 287,921	¥ 57,592	$ 389,090
Foreign	3,649	112,301	39,876	27,436
Total income before income taxes	¥ 55,398	¥ 400,222	¥ 97,468	$ 416,526
Income taxes:				
Current income taxes:				
Domestic	¥ 30,335	¥ 63,581	¥ 47,284	$ 228,083
Foreign	3,852	38,430	13,690	28,962
Total current income taxes	34,187	102,011	60,974	257,045
Deferred income taxes:				
Domestic	(9,181)	59,944	(18,924)	(69,030)
Foreign	(3,698)	(1,468)	(357)	(27,805)
Total deferred income taxes	(12,879)	58,476	(19,281)	(96,835)
Total income taxes	¥ 21,308	¥ 160,487	¥ 41,693	$ (160,210)

In Japan, a company is subject to a number of taxes, based on income, which in the aggregate indicate normal statutory income tax rates of approximately 42.0%.

Reconciliation between the Japanese statutory income tax rate and Kyocera's effective tax rate is as follows:

	2002	2001	2000
Japanese statutory tax rate	42.0%	42.0%	42.0%
Income of foreign subsidiaries taxed at lower than statutory tax rates	(2.4)	(2.2)	(3.4)
Valuation allowances	0.3	0.3	–
(Decrease) increase in income taxes resulting from equity in (earnings) losses	(1.0)	(0.2)	3.0
Expenses not deductible for tax purposes	1.5	0.5	0.5
Other	(1.9)	(0.3)	0.7
Effective income tax rate	38.5%	40.1%	42.8%

The components of the deferred tax assets and deferred tax liabilities at March 31, 2002 and 2001 are as follows:

	2002	2001	2002
Deferred tax assets:			
Enterprise tax	¥ 1,588	¥ 3,943	$ 11,940
Inventories	15,450	13,800	116,165
Allowance for doubtful accounts	6,079	6,378	45,707
Accrued expenses	24,732	22,884	185,955
Employee benefits and accrued payroll	25,950	23,967	195,113
Depreciation	23,797	19,561	178,925
Net unrealized losses on securities	20,302	3,503	152,646
Net operating losses	8,641	7,910	64,970
Other, net	3,679	709	27,662
Subtotal	130,218	102,655	979,083
Valuation allowance	(11,009)	(12,124)	(82,775)
Total deferred tax assets	¥ 119,209	¥ 90,531	$ 896,308
Deferred tax liabilities:			
Depreciation	¥ 1,108	¥ 807	$ 8,331
Gain on public stock issuance	86,148	86,148	647,729
Other, net	669	1,629	5,030
Total deferred tax liabilities	¥ 87,925	¥ 88,584	$ 661,090

At March 31, 2002, Kyocera had net losses carried forward of approximately ¥35,445 ($266,504), most with no expiration dates, which would be available to offset future taxable income.

No provisions for income taxes have been made on undistributed earnings of subsidiaries and affiliates as distributions from the domestic companies would be essentially free from additional taxation, and substantially all of the unremitted earnings of foreign subsidiaries and affiliates are either permanently reinvested or, if remitted, would result in nominal tax by utilization of available foreign tax credits. Undistributed earnings of subsidiaries and affiliates were approximately ¥216,995 ($1,631,541) at March 31, 2002.

The net changes in the total valuation allowance for the years ended March 31, 2002 and 2001 were a decrease of ¥1,115 ($8,383) and an increase of ¥1,921, respectively.

16. DDI-KDD-IDO MERGER:

On October 1, 2000, DDI CORPORATION (DDI), which provides telecommunications services, merged with KDD Corporation (KDD) and IDO Corporation (IDO), and DDI, the surviving company was named KDDI CORPORATION (KDDI). Under the terms of the merger agreements, KDD stockholders received one share of KDDI common stock (¥5,000 par value) for every 92.1 common shares of KDD (¥500 par value) held; and IDO stockholders received one share of KDDI common stock for every 2.9 common shares of IDO (¥50,000 par value) held. DDI issued 1,345,260.60 shares of common stock for the merger. Prior to the merger, DDI issued 123,448 shares of common stock to Toyota Motor Corporation.

As a result of these transactions described above, the Company recognized ¥174,076 gain on stock issuance of an affiliate. The Company recognized deferred income taxes on this gain on stock issuance. The Company's equity interest in KDDI decreased from 25.16% to 15.30%. The Company discontinued the equity method for investments in common stock of KDDI from the second half of fiscal 2001. In relation to the decrease of the Company's equity interest in KDDI, the Company's indirect equity interest in DDI POCKET, Inc., which provides the Personal Handyphone System (PHS), also decreased. The Company's equity interest in DDI POCKET, Inc., decreased from 33.68% to 13.35%. Consequently, from the second half of fiscal 2001, the Company also discontinued the equity method for investments in common stock of DDI POCKET, Inc.

17. SUPPLEMENTAL EXPENSE INFORMATION:

Research and development expenses for the years ended 2002, 2001 and 2000 amounted to ¥40,399 ($303,752), ¥35,128 and ¥28,362, respectively.

Advertising expenses for the years ended 2002, 2001 and 2000 amounted to ¥11,211 ($84,293), ¥9,494 and ¥6,144, respectively.

Shipping and handling costs for the years ended 2002, 2001 and 2000 amounted to ¥8,993 ($67,617), ¥9,638 and ¥6,172, respectively, and were included in selling, general and administrative expenses in the consolidated statements of income.

On August 13, 1999, Iridium LLC filed a voluntary petition reorganization under Chapter 11 of Federal Bankruptcy Code in the Federal District Court in Delaware. Iridium made a decision to terminate its iridium service on March 18, 2000. With this decision, in 2000, Kyocera recognized write-off principally of its investment to affiliates connected to the iridium service and related receivables, inventories and fixed assets. The details are as follows:

	2000
Equity in losses of affiliates	¥ 2,838
Write-off:	
Investments	2,751
Receivables	2,290
Inventories	5,560
Fixed assets	1,230
Others	379
Subtotal	12,210
Total	¥ 15,048

18. SEGMENT REPORTING:

Kyocera adopts SFAS No.131,"Disclosures about Segments of an Enterprise and Related Information."

Kyocera manages and evaluates its operations in four operating segments, "Fine ceramics group," "Electronic device group," "Equipment group," and "Others." Operating segments are identified based on its internal organizational structure and the way management operates its business.

Fine ceramics group consists of fine ceramic parts, semiconductor parts, cutting tools, Jewelry, BIOCERAM, solar energy products and applied ceramic products. Electronic device group consists of electronic components and thin film products. Equipment group consists of telecommunications equipment, information equipment and optical instruments. Others consist of telecommunication network systems and financial services such as leasing, credit financing, or office renting services.

Intersegment sales, operating revenue and transfer are made with reference to prevailing market price. Transactions between reportable segments are immaterial and not shown separately.

Segment operating profit represents net sales, plus other income, less related costs and operating expenses, excluding corporate revenue and expenses, equity in earnings (losses), gain on stock issuance of an affiliate, gain on sale of investment in a subsidiary, income taxes, minority interests and cumulative effect of change in accounting principle.

Segment assets represent those assets associated with a specific operating segment. Corporate assets consist primarily of cash and cash equivalents, the corporate headquarter's facilities and various other investments and assets that are not specific to each operating segment.

Sales to KDDI for the years ended 2002, 2001 and 2000 comprised of approximately 10.2%, 8.2% and 10.0% of consolidated net sales, respectively.

Information by operating segment at March 31, 2002, 2001 and 2000 and for each of the year then ended is summarized on the following page:

Operating segments

	2002	2001	2000	2002
Net sales :				
Fine ceramics group	¥ 252,879	¥ 363,026	¥ 270,960	$ 1,901,346
Electronic device group	234,938	392,700	267,907	1,766,451
Equipment group	478,293	467,362	215,105	3,596,188
Others	86,116	79,790	70,101	647,489
Adjustments and eliminations	(17,652)	(17,825)	(11,447)	(132,722)
	¥ 1,034,574	¥ 1,285,053	¥ 812,626	$ 7,778,752
Operating profit:				
Fine ceramics group	¥ 22,582	¥ 90,603	¥ 43,309	$ 169,789
Electronic device group	6,216	128,047	41,067	46,737
Equipment group	26,013	28,907	16,143	195,586
Others	1,549	2,826	(4,197)	11,647
	56,360	250,383	96,322	423,759
Corporate	(2,508)	(25,243)	(19,170)	(18,857)
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	1,559	2,209	(6,980)	11,722
Gain on stock issuance of an affiliate	–	174,076	–	–
Gain on sale of investment in a subsidiary	–	–	28,175	–
Adjustments and eliminations	(13)	(1,203)	(879)	(98)
Income before income taxes	¥ 55,398	¥ 400,222	¥ 97,468	$ 416,526
Segment assets:				
Fine ceramics group	¥ 196,509	¥ 241,502	¥ 182,392	$ 1,477,511
Electronic device group	346,766	372,796	246,798	2,607,263
Equipment group	278,633	309,596	159,441	2,094,985
Others	242,953	230,541	203,843	1,826,715
	1,064,861	1,154,435	792,474	8,006,474
Corporate	618,036	612,515	398,078	4,646,887
Investments in and advances to affiliates and unconsolidated subsidiaries	26,206	26,095	94,218	197,037
Adjustments and eliminations	(63,645)	(64,989)	(67,612)	(478,533)
Total assets	¥ 1,645,458	¥ 1,728,056	¥ 1,217,158	$12,371,865
Depreciation and amortization:				
Fine ceramics group	¥ 23,628	¥ 19,906	¥ 16,184	$ 177,654
Electronic device group	32,213	30,016	23,394	242,203
Equipment group	24,879	16,846	11,492	187,061
Others	5,571	5,728	5,509	41,887
Corporate	2,206	1,676	1,763	16,586
	¥ 88,497	¥ 74,172	¥ 58,342	$ 665,391
Valuation allowance for receivables:				
Fine ceramics group	¥ 202	¥ 260	¥ 81	$ 1,519
Electronic device group	396	11	32	2,977
Equipment group	849	607	614	6,384
Others	1,219	3,638	9,546	9,165
Corporate	53	217	218	399
	¥ 2,719	¥ 4,733	¥ 10,491	$ 20,444
Losses on inventories:				
Fine ceramics group	¥ 2,585	¥ 324	¥ 231	$ 19,436
Electronic device group	7,279	555	157	54,729
Equipment group	1,981	1,922	7,189	14,895
Others	27	15	–	203
Corporate	–	–	–	–
	¥ 11,872	¥ 2,816	¥ 7,577	$ 89,263
Capital expenditures:				
Fine ceramics group	¥ 14,277	¥ 32,326	¥ 16,882	$ 107,346
Electronic device group	15,917	47,844	35,786	119,677
Equipment group	14,816	17,277	7,650	111,398
Others	5,896	5,856	2,640	44,331
Corporate	3,725	2,641	1,773	28,007
	¥ 54,631	¥ 105,944	¥ 64,731	$ 410,759

Information for revenue from external customers by product shipment destination and long-lived assets based on physical location as of and for the years ended March 31, 2002, 2001 and 2000 are summarized as follows:

Geographic segments

	2002	2001	2000	2002
Net sales:				
Japan	¥ 408,561	¥ 490,923	¥ 400,247	$ 3,071,887
United States of America	289,517	348,109	148,927	2,176,820
Asia	148,349	217,456	131,650	1,115,406
Europe	141,493	163,487	108,342	1,063,857
Others	46,654	65,078	23,460	350,782
	¥ 1,034,574	¥ 1,285,053	¥ 812,626	$ 7,778,752
Long-lived assets:				
Japan	¥ 186,403	¥ 204,961	¥ 184,264	$ 1,401,526
United States of America	62,178	64,396	40,015	467,504
Asia	31,554	20,373	6,820	237,248
Europe	30,531	31,307	21,245	229,556
Others	7,563	9,921	6,558	56,865
	¥ 318,229	¥ 330,958	¥ 258,902	$ 2,392,699

There are no individually material countries with respect to revenue from external customers and long-lived assets in Asia, Europe and Others.

19. EARNINGS PER SHARE:

A reconciliation of the numerators and the denominators of basic and diluted earnings per share (EPS) computations is as follows:

	2002	2001	2000	2002
Income before cumulative effect of change in accounting principle	¥ 33,791	¥ 219,529	¥ 50,345	$ 254,068
Cumulative effect of change in accounting principle	(1,838)	–	–	(13,820)
Net income	31,953	219,529	50,345	240,248
Basic earnings per share:				
Income before cumulative effect of change in accounting principle	178.74	1,161.20	265.72	1.34
Cumulative effect of change in accounting principle	(9.72)	–	–	(0.07)
Net income	169.02	1,161.20	265.72	1.27
Diluted earnings per share:				
Income before cumulative effect of change in accounting principle	178.59	1,157.83	265.34	1.34
Cumulative effect of change in accounting principle	(9.71)	–	–	(0.07)
Net income	168.88	1,157.83	265.34	1.27
Basic weighted average number of shares outstanding:	189,050	189,053	189,467	
Dilutive effect of stock options	154	551	272	
Diluted weighted average number of shares outstanding	189,204	189,604	189,739	

20. SUPPLEMENTAL CASH FLOW INFORMATION:

Supplemental information related to the consolidated statements of cash flows is as follows:

		2002		2001		2000		**2002**
Cash paid during the year for:								
Interest	¥	**5,299**	¥	3,998	¥	3,109	$	**39,842**
Income taxes		**72,111**		81,810		40,613		**542,188**
Acquisitions of business:								
Fair value of assets acquired	¥	**543**	¥	103,370	¥	36,245	$	**4,083**
Fair value of liabilities assumed		**(456)**		(91,277)		(5,561)		**(3,429)**
Cash acquired		**(27)**		(12,461)		(128)		**(203)**
	¥	**60**	¥	(368)	¥	30,556	$	**451**

21. RECLASSIFICATIONS:

Certain reclassifications of previously reported amounts have been made to the consolidated balance sheets at March 31, 2001, the consolidated statements of income and cash flows and corresponding footnote disclosures for the years ended March 31, 2001 and 2000 to conform to the current year presentation. Such reclassifications have no effect on net assets, net income and cash flows.

22. SUBSEQUENT EVENTS:

Subsequent to March 31, 2002, the Company's Board of Directors declared a cash dividend of ¥5,671 ($42,639) payable on June 27, 2002 to stockholders of record on March 31, 2002.

The dividend declared is subject to approval by the stockholders at the meeting to be held on June 26, 2002.

On April 26, 2002, the Company's Board of Directors decided the issuance of stock acquisition rights to directors, statutory auditors and certain key employees of the Company and its subsidiaries. This issuance of stock acquisition rights is intended to enable the grant of stock options and the kind and the maximum number of shares to be issued upon it is 150,000 shares of common stock of the Company.

On May 15, 2002, the Company's Board of Directors decided to acquire the Company's common stock up to 5,000,000 shares at the aggregated purchase price of no more than ¥50,000 ($375,940) in order to establish the stock option plan and also to enable the Company to execute a flexible capital management policy responsive to changes in the management environment.

These decisions are subject to approval by the stockholders at the meeting to be held on June 26, 2002.

On May 16, 2002, the Company and Toshiba Chemical Corporation, which is a subsidiary of Toshiba Corporation and is listed on the Tokyo Stock Exchange, entered into an agreement providing that Toshiba Chemical Corporation shall become a wholly-owned subsidiary of the Company by way of stock swap prescribed by the Commercial Code of Japan. Pursuant to this agreement, each share of Toshiba Chemical Corporation's common stock held by its stockholders will be exchanged for 0.022 shares of the Company with effect on August 1,2002.

Management anticipates that a number of competitive electronic parts and components will be developed as a result of the integration of fine chemical technologies derived from the organic chemical technologies held by Toshiba Chemical Corporation and fine ceramic technologies held by Kyocera. In particular, management anticipate the great synergistic effects in the business area of organic materials and components, including high-value-added organic packages, circuit boards and mounted components, etc.

The Company will issue 990,990 new shares of its common stock for this stock swap.

23. SEMIANNUAL FINANCIAL DATA (UNAUDITED):

	Six months ended		Six months ended	
	March 31, 2002	September 30, 2001	March 31, 2001	September 30, 2000
Net sales	¥ 514,196	¥ 520,378	¥ 680,431	¥ 604,622
Gross profit	115,431	123,942	214,322	182,966
Income before cumulative effect of change in accounting principle	12,850	20,941	166,380	53,149
Cumulative effect of change in accounting principle	–	(1,838)	–	–
Net income	12,850	19,103	166,380	53,149
Basic earnings per share:				
Income before cumulative effect of change in accounting principle	¥ 67.98	¥ 110.76	¥ 880.10	¥ 281.12
Cumulative effect of change in accounting principle	–	(9.72)	–	–
Net income	67.98	101.04	880.10	281.12
Diluted earnings per share:				
Income before cumulative effect of change in accounting principle	¥ 67.95	¥ 110.62	¥ 878.01	¥ 280.15
Cumulative effect of change in accounting principle	–	(9.70)	–	–
Net income	67.95	100.92	878.01	280.15
Net sales	$ 3,866,135	$ 3,912,617		
Gross profit	867,902	931,895		
Income before cumulative effect of change in accounting principle	96,617	157,451		
Cumulative effect of change in accounting principle	–	(13,820)		
Net income	96,617	143,631		
Basic earnings per share:				
Income before cumulative effect of change in accounting principle	$ 0.51	$ 0.83		
Cumulative effect of change in accounting principle	–	(0.07)		
Net income	0.51	0.76		
Diluted earnings per share:				
Income before cumulative effect of change in accounting principle	$ 0.51	$ 0.83		
Cumulative effect of change in accounting principle	–	(0.07)		
Net income	0.51	0.76		

Earnings per share are computed on the weighted average number of shares outstanding during each six-month period.

The sum of the six months' earnings per share does not equal the year-to-date earnings per share due to changes in average share calculations.

Report of Independent Accountants

To the Board of Directors and Stockholders of
Kyocera Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Kyocera Corporation and its consolidated subsidiaries at March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the consolidated financial statements, Kyocera changed its method of accounting for derivative instruments and hedging activities in the year ended March 31, 2002.

PricewaterhouseCoopers

Osaka, Japan
June 7, 2002

Major Consolidated Subsidiaries and Affiliates

As of June 30, 2002

SUBSIDIARIES

Japan

KYOCERA COMMNICATION SYSTEMS CO., LTD.
Provides IT-related services
KYOCERA ELCO CORPORATION
Manufactures and markets electronic connectors
KYOCERA MITA CORPORATION
Manufactures and markets information equipment
KYOCERA OPTEC CO., LTD.
Manufactures and markets optical instruments
KYOCERA LEASING COMPANY LIMITED
Provides leasing services
KYOCERA REALTY DEVELOPMENT CO., LTD.
Provides real estate services
KYOCERA SOLAR CORPORATION
Markets solar energy products

South Korea

Kyocera Precision Tools Korea Co., Ltd.
Manufactures and markets cutting tools

China

SHANGHAI KYOCERA ELECTRONICS CO., LTD.
Manufactures and markets fine ceramic and electronic device products
DONGGUAN SHILONG KYOCERA OPTICS CO., LTD.
Manufactures and markets optical instruments
KYOCERA MITA OFFICE EQUIPMENT (DONGGUAN) CO., LTD.
Manufactures and markets information equipment
KYOCERA ZHENHUA COMMUNICATION EQUIPMENT CO., LTD.
Manufactures and markets telecommunications equipment
UNIVERSAL OPTICAL INDUSTRIES LIMITED
Manufactures and markets optical instruments
AVX/KYOCERA ASIA LTD.
Markets electronic components
KYOCERA MITA INDUSTRIAL CO., (H.K.) LTD.
Manufactures information equipment

Singapore

KYOCERA ASIA PACIFIC PTE. LTD.
Markets fine ceramic and electronic device products
AVX/KYOCERA (SINGAPORE) PTE. LTD.
Manufactures and markets electronic device products

Indonesia

PT. KYOCERA INDONESIA
Manufactures and markets electronic device products

Malaysia

KYOCERA (MALAYSIA) SDN BHD
Markets fine ceramic and related products

Australia

KYOCERA MITA AUSTRALIA PTY. LTD.
Markets information equipment

Israel

AVX ISRAEL LTD.
Manufactures and markets electronic device products

U.S.A.

KYOCERA INTERNATIONAL, INC.
North American holding company and headquarters
KYOCERA WIRELESS CORP.
Manufactures and markets telecommunications equipment
KYOCERA AMERICA, INC.
Manufactures and markets semiconductor parts
KYOCERA INDUSTRIAL CERAMICS CORPORATION
Manufactures and markets fine ceramic products;
markets electronic device products
Kyocera Solar, Inc.
Manufactures and markets solar energy products
Kyocera Mita America, Inc.
Markets information equipment
Kyocera Optics, Inc.
Markets optical instruments
Kyocera Tycom Corporation
Manufactures and markets PCB drills; markets fine ceramic consumer products
AVX CORPORATION
Manufactures and markets electronic device products

Mexico

KYOCERA MEXICANA, S.A. de C.V.
Provides assembly and plating services

Brazil

Kyocera Yashica do Brasil Indústria e Comércio Ltda.
Manufactures and markets optical instruments

Germany

KYOCERA MITA DEUTSCHLAND GmbH
Markets information equipment
YASHICA Kyocera GmbH
Markets optical instruments
Kyocera Fineceramics GmbH
Markets fine ceramic and electronic device products

U.K.

KYOCERA YASHICA (U.K.) LIMITED
Markets optical instruments
KYOCERA MITA (U.K.) LIMITED
Markets information equipment
KYOCERA FINECERAMICS LIMITED
Markets fine ceramic and electronic device products
AVX LTD.
Manufactures and markets electronic device products

France

KYOCERA MITA FRANCE S.A.
Markets information equipment
KYOCERA FINECERAMICS S.A.
Markets fine ceramic and electronic device products
KYOCERA YASHICA (FRANCE) S.A.
Markets optical instruments

Italy

KYOCERA MITA ITALIA S.P.A.
Markets information equipment

The Netherlands

Kyocera Mita Europe B.V.
Markets information equipment

Czech Republic

AVX CZECH REPUBLIC S.R.O.
Manufactures and markets electronic device products

AFFILIATES

	The Company's ownership
Japan	
Taito Corporation	36.02%
Provides amusement services	
KINSEKI, LIMITED	27.95%
Manufactures and markets electronic device products	
South Korea	
SK Teletech Co., Ltd.	27.48%
Manufactures and markets telecommunications equipment	

Board of Directors and Corporate Auditors

As of June 28, 2002

CHAIRMAN EMERITUS OF THE BOARD OF DIRECTORS
Kazuo Inamori

CHAIRMAN AND REPRESENTATIVE DIRECTOR
Kensuke Itoh

PRESIDENT AND REPRESENTATIVE DIRECTOR
Yasuo Nishiguchi

EXECUTIVE VICE PRESIDENTS AND REPRESENTATIVE DIRECTORS
Noboru Nakamura
Michihisa Yamamoto
Masahiro Umemura

SENIOR MANAGING DIRECTORS AND REPRESENTATIVE DIRECTORS
Yasuo Akashi
Rodney N. Lanthorne

SENIOR MANAGING DIRECTOR
Isao Kishimoto

MANAGING DIRECTORS
Isao Yukawa
Hisashi Sakumi
Hideki Ishida
John S. Gilbertson

DIRECTORS
Akiyoshi Okamoto
Takashi Itoh
Hisao Hisaki
Masato Takeda
Minoru Fujiyoshi
Yoshihiko Nishikawa
Tsutomu Yamori
Masahiro Inoue
Eiichi Toriyama
Susumu Ohshima
Koji Mae
Makoto Kawamura
Tatsumi Maeda

FULL-TIME CORPORATE AUDITORS
Yuji Itoh
Atsushi Mori

CORPORATE AUDITORS
Osamu Nishieda
Mitsuru Akimoto

Investor Information

CORPORATE HEADQUARTERS
Kyocera Corporation
6 Takeda Tobadono-cho,
Fushimi-ku, Kyoto 612-8501, Japan
Phone: (075) 604-3500
Facsimile: (075) 604-3501
www.kyocera.co.jp

REGIONAL HEADQUARTERS
Kyocera International, Inc.
8611 Balboa Avenue,
San Diego, CA 92123, U.S.A.
Phone: (858) 576-2600
Facsimile: (858) 492-1456
www.kyocera.com

TRANSFER AGENT FOR COMMON STOCK
Daiko Shoken Business Co., Ltd.
4-6, Kitahama 2-chome,
Chuo-ku, Osaka 541-8583, Japan

ADR DEPOSITARY
Citibank, N.A.
111 Wall Street, 5th Floor,
New York, NY 10043, U.S.A.

ANNUAL MEETING
The annual meeting of shareholders of the Company is normally held in June each year in Kyoto, Japan. In addition, the Company may hold a special meeting of shareholders whenever necessary by giving at least two weeks, advance notice to shareholders.

STOCK EXCHANGE LISTINGS
Tokyo and Osaka stock exchanges
New York Stock Exchange
Symbol: KYO

NUMBER OF SHAREHOLDERS
82,192
(As of March 31, 2002)

INVESTOR RELATIONS
Kyocera Corporation
Investor Relations Department
Business Systems Administration Group
6 Takeda Tobadono-cho,
Fushimi-ku, Kyoto 612-8501, Japan
Phone: (075) 604-3556
Facsimile: (075) 604-3557
www.kyocera.co.jp

The For Investors section of our web site includes regularly updated information, including "Annual Report and financial overviews."

PRINTED WITH SOY INK

This annual report is printed in Japan on recycled paper.

KYOCERA CORPORATION

6 Takeda Tobadono-cho,
Fushimi-ku, Kyoto 612-8501, Japan
www.kyocera.co.jp
www.kyocera.com
www.kyocera.de

Printed in Japan